UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

INTERMUNE, INC.

(Name of Subject Company)

INTERMUNE, INC.

(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

45884X103

(CUSIP Number of Class of Securities)

Andrew K. W. Powell

Executive Vice President

General Counsel & Secretary

InterMune, Inc.

3280 Bayshore Boulevard

Brisbane, California 94005

(415) 466-2200

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With a copy to:

Faiza J. Saeed, Esq.

Ting S. Chen, Esq.

Cravath, Swaine & Moore LLP

Worldwide Plaza

825 8th Avenue

New York, New York 10019

(212) 474-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1. SUBJECT COMPANY INFORMATION

(a) Name and Address

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is InterMune, Inc., a Delaware corporation (“InterMune” or the “Company”). InterMune’s principal executive offices are located at 3280 Bayshore Boulevard, Brisbane, California 94005. InterMune’s telephone number at this address is (415) 466-2200.

(b) Securities

The title of the class of equity securities to which this Schedule 14D-9 relates is the common stock, par value $0.001 per share, of InterMune (the “InterMune Common Stock”). As of the close of business on August 27, 2014, there were 108,385,813 shares of InterMune Common Stock (the “Shares”) issued and outstanding.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON

(a) Name and Address

The name, business address and business telephone number of InterMune, which is the subject company and the person filing this Schedule 14D-9, are set forth in “Item 1. Subject Company Information” above.

(b) Tender Offer

This Schedule 14D-9 relates to the cash tender offer by Klee Acquisition Corporation, a Delaware corporation (“Purchaser”), and a wholly owned subsidiary of Roche Holdings, Inc., a Delaware corporation (“Parent”), to purchase all of the outstanding Shares at a purchase price of $74.00 per Share (the “Offer Price”), net to seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 29, 2014 (as amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal”, which, together with the Offer to Purchase and any amendments or supplements thereto from time to time, constitutes the “Offer”). As further described in the Offer to Purchase, Parent is an indirect subsidiary of Roche Holding Ltd, a Swiss joint-stock company (“Ultimate Parent”).

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of August 22, 2014 (as it may be amended from time to time, the “Merger Agreement”), by and among Parent, Purchaser and InterMune. The consummation of the Offer is subject to various conditions, including there being validly tendered in accordance with the terms of the Offer and not validly withdrawn, prior to the expiration of the Offer, a number of Shares (excluding Shares tendered pursuant to notices of guaranteed delivery for which Shares have not been delivered) that represent at least a majority of the outstanding securities entitled generally to vote in the election of directors of InterMune, on a fully diluted basis, whether or not then vested and after giving effect to the exercise, conversion or exchange of any then-outstanding options, rights and securities exercisable, convertible or exchangeable into such voting securities (which we refer to as the “Minimum Condition”). The Merger Agreement provides, among other things, that as soon as practicable after consummation of the Offer and subject to the satisfaction or waiver of certain customary conditions, set forth in the Merger Agreement, Purchaser will merge with and into InterMune (the “Merger”), with InterMune continuing as the surviving corporation (the “Surviving Company”) and a wholly owned direct subsidiary of Parent. At the effective time of the Merger (the “Merger Effective Time”), each outstanding Share (other than Shares held by InterMune, any of its subsidiaries, Parent, Purchaser or any other subsidiary of Parent, or any stockholders who have properly exercised their appraisal rights under Section 262 of the Delaware General Corporation Law (the “DGCL”)), will be converted into and become the right to receive an amount equal to the Offer Price, in cash, without interest and less any required withholding taxes. As a result of the Merger, InterMune will cease to be a publicly traded company and will become wholly owned by Parent. The Offer, the Merger and the other transactions contemplated by the Merger Agreement are collectively referred to as the “Transaction”.

The Merger Agreement provides that the Merger will be effected pursuant to Section 251(h) of the DGCL, which permits completion of the Merger upon the acquisition by Purchaser in the Offer of at least such percentage of the stock of the Company as would be required to adopt the Merger Agreement at a meeting of stockholders, which in the case of the Company is one Share more than 50% of the number of Shares that are then issued and outstanding. If the Merger is effected pursuant to Section 251(h) of the DGCL, no vote of the stockholders of the Company will be required to consummate the Merger.

The Merger Agreement also provides that, immediately prior to the Merger Effective Time, each outstanding stock option (each such stock option, an “InterMune Stock Option”), whether vested or unvested, will vest and become exercisable. To the extent not exercised prior to the Merger Effective Time, each InterMune Stock Option will be canceled at the Merger Effective Time, with the former holder of each such canceled InterMune Stock Option becoming entitled to receive an amount in cash equal to (A) the excess, if any, of (1) the Offer Price minus (2) the exercise price per Share of the Shares subject to the canceled InterMune Stock Option, multiplied by (B) the number of Shares subject to such InterMune Stock Option immediately prior to the Merger Effective Time, less any required withholding taxes.

The Merger Agreement provides that each restricted stock unit award (each such restricted stock unit, an “InterMune Restricted Stock Unit”) outstanding immediately prior to the Merger Effective Time will be canceled at the Merger Effective Time with the former holder of such InterMune Restricted Stock Unit becoming entitled to receive an amount in cash equal to (A) the Offer Price multiplied by (B) the number of Shares subject to such InterMune Restricted Stock Unit immediately prior to the Merger Effective Time (with any applicable performance conditions deemed to be achieved at maximum performance), less any required withholding taxes.

The Merger Agreement provides that each award of Shares that are subject to vesting or forfeiture (each such share, an “InterMune Restricted Share”) outstanding immediately prior to the Merger Effective Time will be canceled at the Merger Effective Time with the former holder of such InterMune Restricted Shares becoming entitled to receive an amount in cash equal to (A) the Offer Price multiplied by (B) the number of Shares subject to such award of InterMune Restricted Shares immediately prior to the Merger Effective Time (with any applicable performance conditions deemed to be achieved at maximum performance), less any required withholding taxes.

The Merger Agreement also provides that, effective immediately after the closing of the Offer, (A) the then-current purchase period under InterMune’s Employee Stock Purchase Plan (the “InterMune ESPP”) will end and each participant’s accumulated payroll deduction will be used to purchase Shares in accordance with the terms of the InterMune ESPP, (B) the Shares so purchased will be converted at the Merger Effective Time into the right to receive an amount in cash equal to the Offer Price, less any required withholding taxes and (C) no further purchase period will commence under the InterMune ESPP following that date. At the Merger Effective Time, the InterMune ESPP will terminate, and no further purchase rights will be granted or exercised under the InterMune ESPP.

The terms and conditions of the Offer are described in the Offer to Purchase and the Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference. As set forth in the Offer to Purchase, the principal executive office of Parent is located at 1 DNA, MS #24, South San Francisco, CA 94080, and the telephone number at such principal executive office is (650) 225-1000, and the principal executive office of Purchaser is located at 1209 Orange Street, Wilmington, Delaware 19801 and the telephone number at such principal executive office is (973) 235-5000. The Offer is also described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”), which was filed by Parent and Purchaser with the U.S. Securities and Exchange Commission (the “SEC”) on August 29, 2014.

The Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

For the reasons described in more detail below, the board of directors of InterMune (the “InterMune Board” or the “Board”) unanimously recommends that InterMune’s stockholders accept the Offer and tender their Shares pursuant to the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Merger Agreement. The foregoing descriptions of the Merger Agreement and the Offer do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement, the Offer to Purchase and the Letter of Transmittal.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Except as set forth in this Schedule 14D-9, or as otherwise incorporated by reference herein, to the knowledge of InterMune, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest, between (i) InterMune or any of its affiliates, on the one hand, and (ii)(x) any of InterMune’s executive officers, directors or affiliates, or (y) the Parent or Purchaser or any of their respective executive officers, directors or affiliates, on the other hand.

Relationship with Parent

2006 Collaboration Agreement

In October 2006, InterMune entered into a collaboration agreement (the “2006 Collaboration Agreement”) with two entities in the Roche group, Hoffmann-LaRoche Inc. and F.Hoffmann-La Roche Ltd. (the “Roche Counterparties”), to develop and commercialize products from InterMune’s HCV protease inhibitor program, including danoprevir, which entered Phase 2b clinical trials in 2009. Upon entering into the 2006 Collaboration Agreement, InterMune received an upfront payment of $60 million and a $10 million milestone payment from the Roche Counterparties together with the right to receive additional payments upon the achievement of certain clinical and commercialization milestones. During the term of the 2006 Collaboration Agreement, InterMune received additional milestone payments totaling $45 million.

2010 Asset Purchase Agreement

In October 2010, InterMune entered into an asset purchase agreement with the Roche Counterparties (the “Asset Purchase Agreement”) to sell its worldwide development and commercialization rights in danoprevir to the Roche Counterparties for $175 million in cash. In connection with the transaction contemplated by the Asset Purchase Agreement, the 2006 Collaboration Agreement was terminated. The assets purchased by the Roche Counterparties pursuant to the Asset Purchase Agreement included certain specified intellectual property, as well as certain regulatory filings, assumed contracts, books and records, and product data related to danoprevir. In connection with the Asset Purchase Agreement, the Roche Counterparties also assumed certain of InterMune’s liabilities and obligations relating to certain of the assumed contracts, including potential future milestone and royalty obligations payable to Novartis Corporation and Array BioPharma, Inc. in connection with the further development of danoprevir by the Roche Counterparties. In addition, InterMune granted the Roche Counterparties an exclusive, irrevocable, non-terminable, fully paid-up license of certain of InterMune’s intellectual property rights for use by the Roche Counterparties in the development and commercialization of danoprevir.

In December 2010, InterMune entered into an agreement with the Roche Counterparties related to the discovery and development of next-generation protease inhibitors for the treatment of HCV. The Roche Counterparties funded all research costs related to these efforts during the period of July 1, 2010 to June 30, 2011. Work under this agreement has concluded and InterMune now owns all rights to the next-generation NS3/4A protease inhibitors developed under such agreement.

Merger Agreement

On August 22, 2014, InterMune, Parent and Purchaser entered into the Merger Agreement. A summary of the material terms of the Merger Agreement set forth in Section 13—“The Transaction Documents—The Merger Agreement” of the Offer to Purchase and a description of the conditions of the Offer set forth in Section 15—“Conditions to the Offer” of the Offer to Purchase, respectively, are incorporated herein by reference. Such summary and description do not purport to be complete and are qualified in their entireties by reference to the full text of the Merger Agreement, which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

The summary and description have been included in this Offer to Purchase to provide you with information regarding the terms of the Merger Agreement and are not intended to modify or supplement any factual disclosures about Parent, Purchaser, InterMune or their respective affiliates. The representations, warranties and covenants contained in the Merger Agreement were made only for the purposes of the Merger Agreement, were made as of specific dates, were made solely for the benefit of the parties to the Merger Agreement and may not have been intended to be statements of fact, but rather, as a method of allocating risk and governing the contractual rights and relationships among the parties to the Merger Agreement. In addition, such representations, warranties and covenants may have been qualified by certain disclosures not reflected in the text of the Merger Agreement and may apply standards of materiality and other qualifications and limitations in a way that is different from what may be viewed as material by Ultimate Parent’s or InterMune’s stockholders. In reviewing the representations, warranties and covenants contained in the Merger Agreement or any descriptions thereof in this summary, it is important to bear in mind that such representations, warranties and covenants or any descriptions were not intended by the parties to the Merger Agreement to be characterizations of the actual state of facts or conditions of Parent, Purchaser, InterMune or their respective affiliates. Moreover, information concerning the subject matter of the representations and warranties may have changed or may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures. For the foregoing reasons, the representations, warranties, covenants or descriptions of those provisions should not be read alone and should instead be read in conjunction with the other information contained in the reports, statements and filings that Parent, its affiliates and InterMune publicly file.

Confidentiality Agreement

InterMune and Parent entered into a confidentiality agreement dated as of August 6, 2014 (the “Confidentiality Agreement”). As a condition to being furnished Evaluation Material (as defined in the Confidentiality Agreement), Parent agreed, subject to certain exceptions, that, for a period of two years from the date of the Confidentiality Agreement, it would, and it would direct its representatives to, keep such Evaluation Material confidential and to use such information solely for the purpose of evaluating a possible transaction involving Parent and InterMune. The Confidentiality Agreement contains standstill provisions with a term of nine months that would automatically terminate before the expiration of such term in certain situations, including the entry into a definitive acquisition agreement with a third party for all or substantially all the shares of common stock or assets of InterMune. The Confidentiality Agreement expires on August 6, 2016. The foregoing summary description of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

Arrangements with Current Executive Officers and Directors of InterMune

Overview

Certain executive officers and directors of InterMune may be deemed to have interests in the Transaction that may be different from, or in addition to, those of InterMune’s stockholders generally. In considering the recommendations of the Board, including that you tender your Shares into the Offer, you should be aware of these interests. In reaching its decision to make such recommendations and to approve the Merger Agreement and the transactions contemplated thereby, the Board was aware of these interests and considered them, along with other matters described below in “Item 4. The Solicitation or Recommendation—Background of the Merger Agreement; Reasons for Recommendation.” As described in more detail below, these interests include:

•	the accelerated vesting of outstanding InterMune Stock Options immediately prior to the Merger Effective Time and the cancelation of unexercised InterMune Stock Options at the Merger Effective Time in exchange for the right to receive a cash payment equal to (A) the excess, if any, of (1) the Offer Price minus (2) the exercise price per Share of the Shares subject to the canceled InterMune Stock Option, multiplied by (B) the number of Shares subject to such InterMune Stock Option immediately prior to the Merger Effective Time, less any required withholding taxes;

•	the cancelation of InterMune Restricted Stock Units and InterMune Restricted Shares at the Merger Effective Time (with any applicable performance conditions deemed to be achieved at maximum performance) in exchange for the right to receive a cash payment equal to the Offer Price for each Share subject to the award, less any required withholding taxes;

•	the consideration to be received by certain executive officers in respect of their accumulated payroll deductions for the then-current purchase period under the InterMune ESPP immediately after the closing of the Offer, and termination of the InterMune ESPP in connection with the termination of such purchase period at the Merger Effective Time;

•	the receipt by executive officers of certain payments and benefits under individual employment agreements upon certain types of terminations of employment following the Merger Effective Time; and

•	the entitlement to the indemnification and exculpation benefits in favor of directors and officers of InterMune described in more detail below in “—Indemnification and Exculpation of Directors and Officers” below.

Effect of the Offer and the Merger on InterMune’s Outstanding Equity Securities

Treatment of Shares. InterMune’s executive officers and directors who tender the Shares they own pursuant to the Offer will be entitled to receive the same Offer Price per Share on the same terms and conditions as the other InterMune stockholders who tender Shares into the Offer. If the Merger occurs, at the Merger Effective Time, any Shares owned by InterMune’s executive officers and directors that were not tendered into the Offer will be entitled to receive the same Offer Price per Share on the same terms and conditions as the other InterMune stockholders whose Shares are exchanged in the Merger.

Treatment of InterMune Stock Options, Restricted Stock Units and Restricted Shares. InterMune Stock Options, InterMune Restricted Stock Units and InterMune Restricted Shares may not be tendered in the Offer. The Merger Agreement provides that, immediately prior to the Merger Effective Time, outstanding InterMune Stock Options, whether vested or unvested, will vest and become exercisable. To the extent not exercised prior to the Merger Effective Time, each InterMune Stock Option will be canceled at the Merger Effective Time, with the former holder of each such canceled InterMune Stock Option becoming entitled to receive an amount in cash equal to (A) the excess, if any, of (1) the Offer Price minus (2) the exercise price per Share of the Shares subject to the canceled InterMune Stock Option, multiplied by (B) the number of Shares subject to such InterMune Stock Option immediately prior to the Merger Effective Time, less any required withholding taxes.

The Merger Agreement provides that each InterMune Restricted Stock Unit outstanding immediately prior to the Merger Effective Time will be canceled at the Merger Effective Time with the former holder of such InterMune Restricted Stock Unit becoming entitled to receive an amount in cash equal to (A) the Offer Price multiplied by (B) the number of Shares subject to such InterMune Restricted Stock Unit immediately prior to the Merger Effective Time (with any applicable performance conditions deemed to be achieved at maximum performance), less any required withholding taxes.

The Merger Agreement provides that each award of InterMune Restricted Shares outstanding immediately prior to the Merger Effective Time will be canceled at the Merger Effective Time with the former holder of such award of InterMune Restricted Shares becoming entitled to receive an amount in cash equal to (A) the Offer Price multiplied by (B) the number of Shares subject to such award of InterMune Restricted Shares immediately prior to the Merger Effective Time (with any applicable performance conditions deemed to be achieved at maximum performance), less any required withholding taxes.

The table below sets forth the number of vested and unvested InterMune Stock Options, InterMune Restricted Stock Units and InterMune Restricted Shares owned by each executive officer and director of InterMune as of August 26, 2014. Since June 30, 2014, certain of our executive officers and directors have engaged in transactions involving Shares, including sales of Shares owned by them on August 26, 2014, and have exercised their InterMune Stock Options and have sold Shares received upon exercise of such InterMune Stock Options and in settlement of InterMune Restricted Stock Units upon vesting of such amounts. A list of these transactions is set forth in “Item 6. Interest in Securities of the Subject Company—Securities Transactions” below. Our executive officers and directors may continue to engage in similar transactions involving Shares prior to the Merger Effective Time.

Name	Number of Vested Stock Options(1)	Number of Unvested Stock Options(1)	Number of Restricted Stock Units(2)	Number of Restricted Shares(2)
Executive Officers
Daniel G. Welch	197,490	281,485	145,750	23,000
John C. Hodgman	29,844	73,074	37,975	5,250
Giacomo Di Nepi	57,238	69,637	41,975	—
Sean P. Nolan	28,498	155,002	25,800	56,400
Andrew Powell, Esq.	31,250	111,250	66,275	—
Paul D. Arata	22,551	67,449	26,400	12,500
Jonathan A. Leff, M.D.	98,998	149,002	49,400	38,600

Directors
Jean-Jacques Bienaimé	22,083	8,417	4,000	1,200
Louis Drapeau	100,333	6,667	4,000	—
Lars Ekman, M.D., Ph.D.	133,336	6,667	4,000	—
James I. Healy, M.D., Ph.D.	121,668	6,667	4,000	—
David S. Kabakoff, Ph.D.	81,333	6,667	4,000	—
Angus C. Russell	25,083	7,417	4,000	1,200
Frank Verwiel, M.D.	22,083	8,417	4,000	1,200

(1)	All outstanding unvested InterMune Stock Options will vest and become exercisable immediately prior to the Merger Effective Time. To the extent not exercised prior to the Merger Effective Time, each InterMune Stock Option will be canceled at the Merger Effective Time with the former holder of such canceled InterMune Stock Option becoming entitled to receive an amount in cash equal to the excess, if any, of (i) the Offer Price over the exercise price per Share subject to such InterMune Stock Option, multiplied by (ii) the number of Shares subject to such InterMune Stock Option, as described above.
(2)	All InterMune Restricted Stock Units and InterMune Restricted Shares outstanding immediately prior to the Merger Effective Time will be canceled at the Merger Effective Time with the former holder of such canceled awards becoming entitled to receive an amount in cash equal to the Offer Price multiplied by the number of Shares subject to such awards (with any applicable performance conditions deemed to be achieved at maximum performance), as described above. For InterMune executive officers, the amounts in this table reflect the number of Shares subject to outstanding awards based on maximum performance. InterMune directors do not hold outstanding performance-based awards.

Equity Payments. The table below sets forth the amount of cash payments that each executive officer and director would be entitled to receive in respect of his outstanding Shares, InterMune Stock Options, InterMune Restricted

Stock Units and InterMune Restricted Shares held as of August 26, 2014, assuming (i) such individual were to tender all of his outstanding Shares pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser; (ii) all InterMune Stock Options held by such individual as of August 26, 2014 remain unexercised at the Merger Effective Time and such individual receives in the Merger the consideration described above under “—Treatment of InterMune Stock Options, Restricted Stock Units and Restricted Shares” for such InterMune Stock Options; and (iii) all InterMune Restricted Stock Units and InterMune Restricted Shares held by such individual as of August 26, 2014 remain unvested at the Merger Effective Time and such individual receives in the Merger the consideration described under “—Treatment of InterMune Stock Options, Restricted Stock Units and Restricted Shares” for such awards (with any applicable performance conditions deemed to be achieved at maximum performance). The table below does not reflect any Shares that will be purchased with respect to the current purchase period under the InterMune ESPP, which is described below under “—Employee Stock Purchase Plan”.

Name	Number of Shares	Cash Amount Payable in Respect of Shares	Number of InterMune Stock Options	Cash Amount Payable in Respect of InterMune Stock Options(1)	Number of InterMune Restricted Stock Units	Cash Amount Payable in Respect of InterMune Restricted Stock Units	Number of InterMune Restricted Shares	Cash Amount Payable in Respect of InterMune Restricted Shares
Executive Officers
Daniel G. Welch	71,202	$5,268,948	478,975	$25,414,303	145,750	$10,785,500	23,000	$1,702,000
John C. Hodgman	13,593	1,005,882	102,918	5,464,410	37,975	2,810,150	5,250	388,500
Giacomo Di Nepi	11,476	849,224	126,875	6,190,969	41,975	3,106,150	—	—
Sean P. Nolan	9,271	686,054	183,500	11,163,460	25,800	1,909,200	56,400	4,173,600
Andrew Powell, Esq.	250	18,500	142,500	7,965,450	66,275	4,904,350	—	—
Paul D. Arata	9,649	714,026	90,000	5,408,700	26,400	1,953,600	12,500	925,000
Jonathan A. Leff, M.D.	9,437	698,338	248,000	14,755,550	49,400	3,655,600	38,600	2,856,400
Directors
Jean-Jacques Bienaimé	9,725	719,650	30,500	1,653,940	4,000	296,000	1,200	88,800
Louis Drapeau	7,500	555,000	107,000	5,755,150	4,000	296,000	—	—
Lars G. Ekman, M.D., Ph.D.	5,500	407,000	140,003	7,731,301	4,000	296,000	—	—
James I. Healy, M.D., Ph.D.	13,549	1,002,626	128,335	7,191,848	4,000	296,000	—	—
David S. Kabakoff, Ph.D.	21,600	1,598,400	88,000	4,692,540	4,000	296,000	—	—
Angus C. Russell	17,158	1,269,692	32,500	1,643,630	4,000	296,000	1,200	88,800
Frank Verwiel, M.D.	9,725	719,650	30,500	1,653,940	4,000	296,000	1,200	88,800

(1)	The table below shows the amounts attributable to the value of unvested InterMune Stock Options.

Executive Officers	Cash Amount Payable in Respect of Unvested InterMune Stock Options	Directors	Cash Amount Payable in Respect of Unvested InterMune Stock Options
Daniel G. Welch	$15,146,642	Jean-Jacques Bienaimé	$327,705
John C. Hodgman	3,973,611	Louis Drapeau	224,945
Giacomo Di Nepi	3,604,114	Lars G. Ekman, M.D., Ph.D.	224,945
Sean P. Nolan	9,322,854	James I. Healy, M.D., Ph.D.	224,945
Andrew Powell, Esq.	6,121,700	David S. Kabakoff, Ph.D.	224,945
Paul D. Arata	3,921,462	Angus C. Russell	261,320
Jonathan A. Leff, M.D.	8,604,737	Frank Verwiel, M.D.	327,705

Employee Stock Purchase Plan. Effective immediately after the closing of the Offer, (A) the then-current purchase period under the InterMune ESPP will end and each participant’s accumulated payroll deduction will be used to purchase Shares in accordance with the terms of the InterMune ESPP, (B) the Shares so purchased will be converted at the Merger Effective Time into the right to receive an amount in cash equal to the Offer Price, less any required withholding taxes and (C) no further purchase period will commence under the InterMune ESPP following that date. At the Merger Effective Time, InterMune will cause the InterMune ESPP to terminate, and no further purchase rights will be granted or exercised under the InterMune ESPP. Four InterMune executive officers currently participate in the InterMune ESPP and have accumulated payroll deductions under the InterMune ESPP for the purchase period that began on May 1, 2014. The table below sets forth the amount of estimated consideration that each such participating executive officer would be entitled to receive in respect of his InterMune ESPP purchase rights under the current purchase period, assuming each executive officer’s accumulated payroll deductions as of August 26, 2014 are used to purchase Shares immediately following the closing of the Offer and such Shares are converted at the Merger Effective Time as described above.

Executive Officers	Potential Shares Issuable Upon Exercise of InterMune ESPP Rights(1)	Consideration Payable in Respect of Shares Issued Upon Exercise of InterMune ESPP Rights ($)(2)
John C. Hodgman	776	$36,208
Andrew Powell, Esq.	243	11,338
Paul D. Arata	44	2,053
Jonathan A. Leff, M.D.	585	27,296

(1)	Represents the estimated number of Shares issuable upon exercise of InterMune ESPP purchase rights with respect to the current purchase period under the InterMune ESPP (based on the current terms of the InterMune ESPP and the expected contributions to the InterMune ESPP and accumulated payroll deductions as of August 26, 2014.)
(2)	Represents the product of (a) the number of estimated Shares issuable upon exercise of InterMune ESPP purchase rights assuming the executive officers do not terminate participation in the InterMune ESPP prior to the closing of the Offer and (b) the Offer Price less the actual purchase price per share determined under the terms of the InterMune ESPP, which is assumed to be equal to $27.34 (85% of the closing price per Share on the NASDAQ Global Select Market on May 1, 2014, the first day of the current offering period pursuant to the InterMune ESPP).

2014 Annual Bonus

Pursuant to the terms of the Merger Agreement, InterMune will operate its annual bonus plan with respect to fiscal year 2014 (the “2014 Plan”) through December 31, 2014, and any bonuses paid under the 2014 Plan, including bonuses paid to each executive officer, will be paid at the same time as bonuses would normally be paid under the 2014 Plan. InterMune will determine individual bonus amounts based on each participant’s actual achievement of individual performance goals established under the 2014 Plan. The Merger Agreement provides that the amount of bonuses paid under the 2014 Plan will be based on achievement at no less than 125% of target of the corporate performance objectives established under the 2014 Plan. Each participant in the 2014 Plan, including the executive officers, must remain employed by InterMune through December 31, 2014 in order to be entitled to receive a bonus payment under the 2014 Plan. Individual bonus amounts under the 2014 Plan are not yet determinable, but the target bonuses of the executive officers are as follows: Messrs. Welch ($543,395), Hodgman ($169,744), Di Nepi ($181,070), Nolan ($196,988), Powell ($159,580) and Arata ($136,500) and Dr. Leff ($196,988).

Severance Arrangements with Executive Officers

Offer Letter with Daniel G. Welch. InterMune has entered into an Offer Letter, dated as of September 24, 2003, as amended (the “Welch Offer Letter”), with Mr. Daniel G. Welch, Chairman, Chief Executive Officer and President of InterMune. Pursuant to the Welch Offer Letter, if Mr. Welch resigns for “Good Reason” or InterMune terminates Mr. Welch’s employment without “Cause” (either, a “Qualifying Termination”), as each term is defined in his agreement, at any time following a change in control of InterMune, such as the Merger, InterMune must (i) pay Mr. Welch a cash lump-sum payment equal to the sum of two times his annual base salary in effect on the date of the termination and two times his target annual bonus for the year of termination, (ii) provide him with continued welfare benefits until the earlier of 24 months following termination or his receipt of such benefits from a subsequent employer and (iii) pursuant to company policy, provide him with outplacement services and benefits not to exceed $40,000. Pursuant to the terms of equity award agreements entered into by InterMune and Mr. Welch, upon a Qualifying Termination at any time following the Merger, all of Mr. Welch’s outstanding equity awards would vest and become exercisable, however as described above under “Effect of the Offer and the Merger on InterMune’s Outstanding Equity Securities—Treatment of InterMune Stock Options, Restricted Stock Units and Restricted Shares,” pursuant to the Merger Agreement, all Mr. Welch’s InterMune Stock Options will vest and become exercisable immediately prior to the Merger Effective Time and, at the Merger Effective Time, each unexercised InterMune Stock Option will be canceled and Mr. Welch will be entitled to receive the excess, if any, of (i) the Offer Price over the exercise price per Share of such InterMune Stock Option, multiplied by (ii) the number of Shares subject to the canceled InterMune Stock Option, less any required withholding taxes. Additionally, pursuant to the Merger Agreement, all Mr. Welch’s InterMune Restricted Stock Units and InterMune Restricted Shares outstanding immediately prior to the Merger Effective Time will be canceled at the Merger Effective Time and Mr. Welch will be entitled to receive the Offer Price multiplied by the number of Shares subject to such award (with any applicable performance conditions associated with such InterMune Restricted Stock Unit or InterMune Restricted Share deemed to be achieved at maximum performance), less any required withholding taxes. Pursuant to the Welch Offer Letter, Mr. Welch is also entitled to a gross-up payment to offset any Section 280G “golden parachute” penalty taxes.

For purposes of the Welch Offer Letter, “Cause” is generally defined to mean (a) wilful refusal by Mr. Welch to follow lawful and reasonable corporate policy or directives of the Board; (b) Mr. Welch’s wilful failure, gross neglect or refusal to perform his duties; (c) Mr. Welch’s commitment of a wilful act that intentionally and materially injures the reputation or business of InterMune; (d) Mr. Welch’s wilful breach of confidentiality that has a material adverse effect on InterMune; (e) fraud or embezzlement by Mr. Welch; or (f) Mr. Welch’s conviction or plea of nolo contendere to any felony or crime involving deceit, dishonesty, fraud or moral turpitude. Termination for Cause requires InterMune to give Mr. Welch a 20-day cure period, if possible, and a finding by at least 75% of the Board that Cause exists. For purposes of the Welch Offer Letter, “Good Reason” is generally defined to mean (a) an adverse change in Mr. Welch’s title, duties or responsibilities; (b) a reduction in Mr. Welch’s base salary or target bonus levels; (c) the failure of a successor company to assume the obligations contained in the Welch Offer Letter or any stock option agreement between Mr. Welch and InterMune; (d) a relocation of InterMune’s headquarters outside of the San Francisco Bay Area; or (e) a material breach by InterMune of any of the terms of the Welch Offer Letter.

Offer Letters with other Executive Officers. InterMune has entered into offer letters with each of its other executive officers: John C. Hodgman (Executive Vice President and Chief Financial Officer), Giacomo Di Nepi (Executive Vice President and Managing Director, Europe), Sean P. Nolan (Executive Vice President and Chief Business Officer), Andrew Powell, Esq. (Executive Vice President, General Counsel and Corporate Secretary), Paul D. Arata (Executive Vice President, Human Resources and Administration) and Jonathan A. Leff, M.D. (Executive Vice President, Research and Development) (collectively, the “Executive Offer Letters”). Pursuant to the Executive Offer Letters, if an executive officer experiences a Qualifying Termination, in accordance with the “Good Reason” and “Cause” definitions in his respective letter, within 12 months following a change in control of InterMune, such as the Merger, InterMune must (i) pay such executive officer (A) a cash lump-sum payment equal to two times the executive officer’s annual base salary in effect on the date of the termination and (B) a pro-rata target bonus for the year of termination, if the termination occurs in the second half of the year, (ii) provide continued welfare benefits until the earlier of 24 months following termination or his receipt of such benefits from a subsequent employer and (iii) pursuant to company policy, or for Mr. Hodgman pursuant to his letter, provide outplacement services and benefits not to exceed $40,000 (other than for Mr. Di Nepi), provided that all such payments and benefits are conditioned on the executive officer executing a general release in favor of InterMune. Pursuant to the terms of the Executive Offer Letters, upon an executive officer’s Qualifying Termination within 12 months after the Merger Effective Time all of such executive officer’s outstanding equity awards would vest and become exercisable, however as described above under “Effect of the Offer and the Merger on InterMune’s Outstanding Equity Securities—Treatment of InterMune Options, Restricted Stock Units

and Restricted Shares,” pursuant to the Merger Agreement, all the executive officer’s InterMune Stock Options will vest and become exercisable immediately prior to the Merger Effective Time and, at the Merger Effective Time, each unexercised InterMune Stock Option will be canceled and the executive officer will be entitled to receive the excess, if any, of (i) the Offer Price over the exercise price per Share of such InterMune Stock Option, multiplied by (ii) the number of Shares subject to the canceled InterMune Stock Option, less any required withholding taxes. Additionally, pursuant to the Merger Agreement, all the executive officer’s InterMune Restricted Stock Units and InterMune Restricted Shares outstanding immediately prior to the Merger Effective Time will be canceled at the Merger Effective Time and the executive officer’s will be entitled to receive the Offer Price multiplied by the number of Shares subject to such award (with any applicable performance conditions associated with such award deemed to be achieved at maximum performance), less any required withholding taxes. The Executive Offer Letters also contain restrictions relating to confidential information in perpetuity and the solicitation of employees or consultants for a period of two years following an executive officer’s termination of employment.

For purposes of the Executive Offer Letters, “Cause” is generally defined to mean (a) wilful refusal by an executive officer to follow lawful and reasonable corporate policy or directives of the Chief Executive Officer; (b) an executive officer’s wilful failure, gross neglect or refusal to perform duties; (c) an executive officer’s wilful act that intentionally and materially injures the reputation or business of InterMune; (d) an executive officer’s wilful breach of confidentiality that has a material adverse effect on InterMune; (e) an executive officer’s act of fraud or embezzlement; or (f) an executive officer’s indictment for criminal activity. For purposes of the Executive Offer Letters, “Good Reason” is generally defined to mean (a) a material diminution in the executive officer’s duties, title or compensation; or (b) a requirement that the executive officer relocate more than 50 miles (or 80 kilometers, in the case of Mr. Di Nepi) from InterMune’s home office location (or, in the case of certain executive officers, such executive officer’s then-current work location). For Messrs. Powell and Arata and Dr. Leff, in order for Good Reason to exist, each executive officer must give InterMune written notice of the events giving rise to Good Reason within 90 days after its initial occurrence, and InterMune has 30 days following such notice to cure the condition giving rise to Good Reason. If not so cured, Messrs. Powell and Arata and Dr. Leff must resign for Good Reason within 30 days after the expiration of the cure period.

Aggregate Cash Severance. The table below summarizes the aggregate potential cash severance that each executive officer could be entitled to receive from InterMune if the Merger is consummated and, with respect to payments under the Welch Offer Letter and the Executive Offer Letters, each executive officer incurs a Qualifying Termination following the Merger Effective Time, as described above. For purposes of calculating such aggregate potential severance and bonus payments, we have assumed that the closing of the Merger occurs on October 1, 2014 and each executive officer and director experiences a Qualifying Termination on that date.

Aggregate Cash Severance

Name	Two Times Base Salary(2)	Two Times Target Annual Bonus(3)	Pro Rata Target Bonus(4)	Aggregate Cash Severance(1)
Executive Officers
Daniel G. Welch	$1,449,053	$1,086,790	—	$2,535,843
John C. Hodgman	848,720	—	$127,308	976,028
Giacomo Di Nepi	905,352	—	135,803	1,041,155
Sean P. Nolan	875,500	—	147,741	1,023,241
Andrew Powell, Esq.	797,900	—	119,685	917,585
Paul D. Arata	682,500	—	102,375	784,875
Jonathan A. Leff, M.D.	875,500	—	147,741	1,023,241

(1)

The cash payments under the Welch Offer Letter and Executive Offer Letters are “double-trigger” benefits in that they will be paid to an executive officer only if such executive officer experiences a Qualifying

Termination following the Merger. In accordance with the terms of the Welch Offer Letter and Executive Offer Letters, each executive officer is entitled to the following severance in the event of a termination without “Cause” or for “Good Reason” within 12 months following the Merger Effective Time, or anytime following the Merger Effective Time for Mr. Welch: (i) a cash lump-sum payment equal to two times the executive officer’s annual base salary in effect on the date of the termination, (ii) in the case of Mr. Welch, a cash lump-sum payment equal to two times his target annual bonus in effect on the date of the termination and (iii) in the case of each executive officer other than Mr. Welch, a pro-rata target bonus for the year of termination, if the termination occurs in the second half of the year. Mr. Welch is also entitled to a gross-up payment to offset any Section 280G “golden parachute” penalty taxes as disclosed in the table below under the heading “Golden Parachute Compensation”
(2)	These calculations assume each executive officer’s salary remains the same as the salary in effect on August 26, 2014.
(3)	This calculation assumes Mr. Welch’s target bonus remains the same as the target bonus in effect on August 26, 2014.
(4)	These calculations assume each executive officer’s target bonus remains the same as the target bonus in effect on August 26, 2014, and in the case of each executive officer other than Mr. Welch, provides for a pro-rata bonus payment equal to 9/12ths of the executive officer’s target bonus, since termination is assumed to occur on October 1, 2014.

Golden Parachute Compensation

In accordance with Item 402(t) of Regulation S-K, the table below shows the compensation that could become payable to each of InterMune’s named executive officers, and that is based on or otherwise relates to the Merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC rules. The table also sets forth the compensation that could become payable to InterMune’s other executive officers. Although the rules of the SEC do not require that this table include compensation that could become payable to those executive officers who are not InterMune’s named executive officers, it has been included so that quantification of the potential change in control payments and benefits that could be received by each of InterMune’s executive officers are presented in a uniform manner.

The table below summarizes the potential severance, unvested equity award and other payments that each executive officer could be entitled to receive from InterMune if the Merger is consummated and, with respect to payments under the Welch Offer Letter and the Executive Offer Letters, the executive officer incurs a Qualifying Termination following the Merger, as described above. For purposes of calculating such potential payments, we have assumed that (i) the Merger Effective Time occurs on October 1, 2014 and each executive officer experiences a Qualifying Termination on that date; (ii) all unvested InterMune Stock Options held by such individual as of August 26, 2014 remain unvested at the Merger Effective Time and such individual receives in the Merger the consideration described above under “The Effect of the Offer and the Merger on InterMune’s Equity Securities—Treatment of InterMune Stock Options, Restricted Stock Units and Restricted Shares” for such InterMune Stock Options; and (iii) all InterMune Restricted Stock Units and InterMune Restricted Shares held by such individual as of August 26, 2014 remain unvested at the Merger Effective Time and such individual receives in the Merger the consideration described under “The Effect of the Offer and the Merger on InterMune’s Equity Securities—Treatment of InterMune Stock Options, Restricted Stock Units and Restricted Shares” for such awards (with any applicable performance conditions deemed to be achieved at maximum performance). The calculations in this table assume an Offer Price equal to $74 per share.

Name	Cash(1)	Equity(2)	Perquisites /Benefits(3)	Tax Reimburse- ments(4)	Other(5)	Total
Named Executive Officers
Daniel G. Welch	$2,535,843	$27,634,142	$57,633	$6,421,096	$40,000	$36,688,714
John C. Hodgman	976,028	7,208,469	81,096	—	40,000	8,305,593
Giacomo Di Nepi	1,041,155	6,710,264	67,220	—	—	7,818,639
Sean P. Nolan	1,023,241	15,405,654	77,688	—	40,000	16,546,583
Andrew Powell, Esq.	917,585	11,037,388	81,096	—	40,000	12,076,069

Other Executive Officers
Paul D. Arata(6)	784,875	6,802,115	57,633	—	40,000	7,684,623
Jonathan A. Leff, M.D.(6)	1,023,241	15,144,033	57,907	—	40,000	16,265,181

(1)	These amounts equal the aggregate cash severance payments provided to the executive officers under the terms of the Welch Offer Letter and the Executive Offer Letters as set forth in the table above under the heading “Aggregate Cash Severance”. As described in more detail in the table above under the heading “Aggregate Cash Severance”, the cash payments under the Welch Offer Letter and the Executive Offer Letters are “double-trigger” benefits.
(2)	These amounts represent the aggregate amount payable pursuant to the Merger Agreement to each named executive officer and each other executive officer in respect of unvested InterMune Stock Options, InterMune Restricted Stock Units and InterMune Restricted Shares held as of August 26, 2014, the latest practicable date before the filing of this Schedule 14D-9 as set forth in more detail in the table above under “—Effect of the Offer and the Merger on InterMune’s Outstanding Equity Securities—Equity Payments” and the footnotes thereto, and, for certain executive officers, the amount of estimated consideration payable in respect of outstanding InterMune ESPP purchase rights as set forth in the table above under “The Effect of the Offer and the Merger on InterMune’s Equity Securities—Employee Stock Purchase Plan”. Such unvested InterMune Stock Options are valued based on the difference between the per Share exercise price of such InterMune Stock Option and the Offer Price of $74.00 per Share. Such unvested InterMune Restricted Stock Units and InterMune Restricted Shares are valued based on the Offer Price of $74.00 per Share and assume all applicable performance conditions associated with each such award are deemed to be satisfied at maximum levels. Such purchase rights under the InterMune ESPP are valued based on the difference between the purchase price per Share determined under the terms of the InterMune ESPP, which is assumed to be equal to $27.34 (85% of the closing price per Share on the NASDAQ Global Select Market on May 1, 2014, the first day of the current offering period pursuant to the InterMune ESPP) and the Offer Price of $74.00 per Share.
(3)

These amounts represent the estimated gross premiums to be paid by InterMune to provide each executive officer with continued welfare benefits for the 24-month period following a Qualifying Termination, which is assumed to occur on October 1, 2014, based on the cost of benefits they were receiving as of August 26, 2014. Such welfare benefits continuation will be terminated upon receipt of such benefits by an executive officer from a subsequent employer.
(4)	This amount represents the estimated aggregate amount payable pursuant to the Welch Offer Letter to offset any Section 280G “golden parachute” penalty taxes. This calculation assumes all InterMune Stock Options that are expected to vest between August 26, 2014 and October 1, 2014, the assumed Merger Effective Time, become vested pursuant to their terms.
(5)	These amounts reflect the amount of outplacement benefits each executive officer (other than Mr. Di Nepi) is entitled to receive either under the terms of his offer letter or employment agreement or InterMune’s program for U.S. executives, in each case upon a Qualifying Termination following the Merger Effective Time.
(6)	Mr. Arata and Dr. Leff are not “named executive officers” of InterMune for purposes of Item 402(t) of Regulation S-K. Because Mr. Arata and Dr. Leff are the only executive officers who are not named executive officers, Mr. Arata and Dr. Leff have nonetheless been included in this table for convenience.

Indemnification and Exculpation of Directors and Officers

Under Section 145 of the DGCL, InterMune has broad powers to indemnify its directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act of 1933, as amended.

The Merger Agreement provides that all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Merger Effective Time (and rights to advancement of expenses) in existence on the date of the Merger Agreement in favor of any person who is, or prior to the Merger Effective Time becomes, or has been at any time prior to the date of the Merger Agreement, a director, officer, employee or agent (including as a fiduciary with respect to an employee benefit plan) of InterMune, any of its subsidiaries or any of their respective predecessors (each, an “Indemnified Party”) as provided in the InterMune certificate of incorporation, the InterMune by-laws, the organizational documents of any InterMune subsidiary or any indemnification agreement between such Indemnified Party and InterMune or any of its subsidiaries in effect as of the date of the Merger Agreement (i) will survive the Merger, (ii) will continue in full force and effect in accordance with their terms with respect to any claims against any such Indemnified Party arising out of such acts or omissions and (iii) will not be amended, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such Indemnified Party.

Without limiting the above, from and after the closing of the Offer, InterMune agrees, to the fullest extent permitted by applicable law, to indemnify and hold harmless each such Indemnified Party against any losses, claims, damages, liabilities, costs, expenses (including advancement of reasonable attorney’s fees and expenses to the fullest extent permitted by applicable law upon receipt of any undertaking required by applicable law), judgments, fines and amounts paid in settlement of or in connection with any threatened or actual legal proceeding pertaining to (i) the fact that the Indemnified Party is or was a director, officer, employee or agent (including as a fiduciary with respect to an employee benefit plan) of InterMune, any of its subsidiaries or any of their respective predecessors or (ii) the Merger Agreement or any of the transactions contemplated thereby, whether in any case asserted or arising before or after the Merger Effective Time. The Merger Agreement also contains certain customary provisions regarding control of the defense and settlement of legal proceedings subject to such indemnification.

The Merger Agreement permits InterMune to obtain at or prior to the Merger Effective Time, and requires Parent to maintain after the Merger Effective Time, prepaid or “tail” directors’ and officers’ liability insurance policies in respect of acts or omissions occurring at or prior to the Merger Effective Time for the period beginning upon the acceptance for payment of, and payment by Purchaser for, any Shares pursuant to the Offer and ending six years from the Merger Effective Time, covering each Indemnified Party and containing terms (including with respect to coverage and amounts) and conditions (including with respect to deductibles and exclusions) that are, individually and in the aggregate, no less favorable to any Indemnified Party than those of InterMune’s directors’ and officers’ liability insurance policies in effect on the date of the Merger Agreement. In the event InterMune does not obtain such “tail” insurance policies, then, for the period beginning upon the acceptance for payment of, and payment by Purchaser for, any Shares pursuant to the Offer and ending six years from the Merger Effective Time, Parent will maintain in effect InterMune’s directors’ and officers’ insurance policies in effect at the Merger Effective Time in respect of acts or omissions occurring at or prior to the Merger Effective Time. Notwithstanding the foregoing, regardless of whether InterMune obtains the “tail” policy, neither the “tail” policy nor the annual premiums for insurance policies paid by Parent shall exceed an aggregate annual premium for such insurance in excess of 300% of the annual premium currently paid by InterMune for such insurance.

Continuing Employee Benefits

The Merger Agreement provides that for a period commencing at the Merger Effective Time and ending on December 31, 2015, Parent will provide, or will cause to be provided, to each individual who is employed by InterMune and continues to be employed immediately following the Merger Effective Time (each, an “InterMune Employee”) with, for so long as such individual continues to be employed by Parent or its subsidiaries, salary, target incentive opportunities (including the target grant date fair value of annual equity-based compensation awards, but excluding retention awards and programs) and employee benefits that are, in the aggregate, substantially comparable to those provided to such InterMune Employee by InterMune or its subsidiaries immediately prior to the Merger Effective Time. In addition, from the Merger Effective Time through December 31, 2015, Parent will (or will cause the Surviving Company to) honor and continue certain scheduled employment, severance, retention and change in control plans and programs of InterMune for the benefit of InterMune Employees, in each case as in effective at the Merger Effective Time. Following December 31, 2015, InterMune Employees will be eligible to participate in Parent or Surviving Company employee benefit plans with benefits comparable to those provided to employees of Parent, the Surviving Company or their respective subsidiaries performing comparable roles and functions in the same geographic area. The Merger Agreement provides that Parent will have no obligation, and InterMune will take no action that would have the effect of requiring Parent, to continue any specific employee benefit plans.

Parent will generally recognize each InterMune Employee’s years of service with InterMune for purposes of determining eligibility to participate, level of benefits, vesting and benefit accruals (other than the accrual of benefits under a defined benefit pension plan and sabbatical programs) to the extent recognized under the comparable InterMune plan prior to the Merger Effective Time. Parent will generally waive any pre-existing condition limitations, exclusions, actively at work requirements and waiting periods under any employee welfare benefit in which InterMune Employees will be eligible to participate to the extent such conditions were satisfied under the corresponding InterMune plan prior to the Merger Effective Time and recognize co-payments and deductibles incurred by each InterMune Employee during the year in which the Merger Effective Time occurs to the extent credited under the corresponding employee welfare benefit plan maintained by InterMune prior to the Merger Effective Time.

The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Other Arrangements

To the best knowledge of InterMune, except for certain agreements described in this Schedule 14D-9 between InterMune and its executive officers and directors and as described in the following sentence, no employment, equity contribution or other agreement, arrangement or understanding between any executive officer or director of InterMune, on the one hand, and Parent, Purchaser, Ultimate Parent or InterMune, on the other hand, existed as of the date of this Schedule 14D-9, and neither the Offer nor the Merger is conditioned upon any executive officer or director of InterMune entering into any such agreement, arrangement or understanding. As part of planning for the integration of InterMune and Parent, Parent is considering the retention of certain executive officers of InterMune and, in connection therewith, may enter into new retention arrangements with such officers. There can be no assurance that any parties will reach an agreement on any terms, or at all.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

Solicitation or Recommendation

At a meeting held on August 22, 2014, after due and careful discussion and consideration, the Board duly and unanimously (i) approved the Merger Agreement and declared the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement to be advisable and fair to, and in the best interests of, InterMune and its stockholders; (ii) resolved that the Merger shall be governed by and effected without a stockholders’ meeting pursuant to Section 251(h) of the DGCL and that such Merger shall be consummated as soon as practicable following the closing of the Offer and (iii) recommended that the holders of the Shares accept the Offer and tender their Shares pursuant to the Offer.

Background of the Merger Agreement; Reasons for Recommendation

Background of the Merger Agreement

The following chronology summarizes the key meetings and events that led to the signing of the Merger Agreement. The following chronology does not purport to catalogue every conversation among the Board or the representatives of InterMune and other parties.

The Company’s management and the Board regularly review the Company’s performance and prospects in light of its business and developments in the pharmaceutical and biotechnology industries. These reviews have included consideration, from time to time, of potential strategic transactions to enhance stockholder value, including review of potential partnering and collaboration arrangements, research and development investment activities, licensing and acquisition opportunities and consideration of sale transactions.

In March 2009, the Company engaged Goldman, Sachs & Co. (“Goldman Sachs”) as a financial advisor to explore a potential partnership or other strategic transaction, and retained Cravath, Swaine & Moore LLP (“Cravath”) to act as its outside counsel in connection therewith. Under its engagement, Goldman Sachs began a private process to solicit indications of interest for a partnership for the European rights to pirfenidone or other strategic transactions, contacting a number of pharmaceutical and biotechnology companies with potential interest. A number of companies signed confidentiality agreements and discussed partnership or other collaboration opportunities. Certain parties subsequently indicated that it would be challenging to pursue a partnership or any other potential transaction in advance of the Company securing regulatory approval for pirfenidone. The Company ultimately decided not to pursue the process further, and instead continued to focus on securing regulatory approval for pirfenidone in Europe, Canada and the United States. None of the companies that executed confidentiality agreements with the Company currently are subject to a standstill agreement that would limit their ability to submit a proposal to acquire the Company.

In May of 2010, the U.S. Food and Drug Administration (“FDA”) issued a complete response letter to the Company’s New Drug Application (“NDA”) requesting an additional clinical trial to support the efficacy of pirfenidone in idiopathic pulmonary fibrosis (“IPF”) patients. In March of 2011, the European Commission granted marketing authorization for pirfenidone in all 27 member countries of the European Union.

In early 2011, the Board decided to revisit the private process it had begun in 2009, this time focusing on potential strategic transactions including sale transactions. Goldman Sachs, at the Company’s direction, contacted approximately 30 companies with potential interest in exploring an acquisition of the Company. Approximately 10 companies signed confidentiality agreements and engaged in due diligence, but Parent was the only participant who provided a preliminary indication of interest and received a draft Merger Agreement to mark-up with a final proposal. Parent ultimately decided not to make a final proposal, and the Company did not further pursue a transaction at that time. None of the companies that executed confidentiality agreements with the Company currently are subject to a standstill agreement that would limit their ability to submit a proposal to acquire the Company.

In October of 2012, Health Canada approved pirfenidone for sale in Canada.

In February 2014, the Company reported positive top-line data from its Phase 3 “ASCEND” study demonstrating that pirfenidone significantly reduced IPF disease progression by certain measurements. The Company also announced its intention to resubmit the pirfenidone NDA to the FDA and to present additional data from the ASCEND study at the 2014 American Thoracic Society International Conference (the “ATS Conference”) in May 2014.

In February 2014, a member of the Board (“Director A”), who is also an executive at a global life sciences company (“Company A”), expressed to Daniel Welch, the Company’s Chairman, Chief Executive Officer and President, that if the Company determined to undertake a strategic transaction process, Company A may have a potential interest in participating in such a process. Following this discussion, Director A recused himself from subsequent Board discussions regarding valuation of the Company and presentations from the Company’s financial advisors.

The Board (excluding Director A) met in late February to discuss the expression of potential interest from Company A. The Board concluded that successful completion of the ASCEND study and the pirfenidone NDA resubmission to the FDA may generate additional interest in the Company from other potential acquirors. During the late winter and early spring of 2014, the Company asked Goldman Sachs, Cravath and Centerview Partners LLC (“Centerview”) to assist in preparation for any such expression of potential interest.

On April 9, 2014, the Board met (with Director A recusing himself), with members of management, Cravath and, for portions of the meeting, Centerview participating, to consider a preliminary financial analysis by Centerview .

In May 2014, the Company presented the full results of the ASCEND study at the ATS Conference and announced that it had resubmitted its pirfenidone NDA to the FDA. Following the ATS Conference, in May 2014, Mr. Welch was contacted by business development executives of Parent and Company B, a global life sciences company, noting the favorable trial results. The representatives of Parent suggested that they may contact the Company in the near future regarding the potential interest of Parent in exploring a transaction but did not provide a timetable or any specificity. The representative of Company B indicated that it may be worthwhile to set up a conversation in the future with the chief executive officer of Company B. A subsequent call with that executive was later scheduled but then canceled by such executive and the call with the chief executive officer of Company B was never scheduled thereafter.

On May 30, 2014, the Board held a telephonic meeting (with Director A recusing himself) with members of management and Cravath participating, to discuss the Company’s presentation at the ATS Conference, as well as the contacts with Parent and Company B. Because Director A had previously agreed to recuse himself from each portion of a Board meeting dealing with the Company’s valuation or possible strategic transactions, the Board and Director A agreed that it would be beneficial to form an executive committee of the Board (the “Executive Committee”), comprised of all directors other than Director A, to facilitate the consideration of, and response to, any potential expression of interest, so that Director A would not receive information that could be of interest to a potential acquirer. In June 2014, the Board approved the formation of the Executive Committee.

At the end of June 2014, an executive from Company C, a global life sciences company, contacted Mr. Welch noting the favorable trial results and suggesting that Company C may be in touch in the future regarding the possibility of exploring a transaction with the Company.

In July 2014, the FDA assigned Breakthrough Therapy Designation status for pirfenidone. On July 18, 2014, Dr. Severin Schwan, the chief executive officer of Roche, contacted Mr. Welch to arrange a meeting. Dr. Schwan and Mr. Welch met in San Francisco on July 25, 2014. During that meeting, they discussed, among other things, the industry and their respective companies. Dr. Schwan indicated that Roche was interested in engaging in discussions with the Company concerning the potential acquisition of the Company by Parent, noting that being in a position to shape the U.S. launch of pirfenidone was of critical importance to Roche’s interest in such an acquisition, and stating that he wished to send Mr. Welch a formal letter to that effect. Dr. Schwan and Mr. Welch discussed the potential timing of the Company’s launch of pirfenidone in the United States, and Mr. Welch expressed concern that any discussions concerning a potential transaction could interfere with that launch. Mr. Welch indicated that, were the Board to authorize discussions with Roche, special attention should be placed on confidentiality as rumors could be very detrimental to the pirfenidone U.S. launch preparations, which were on-going, and particularly harmful to the engagement of a sales force to execute the launch, which was to happen in the coming weeks.

On July 26, 2014, the Board received a letter from Parent outlining Parent’s interest in acquiring all outstanding shares of Company common stock at a price of $70.00 per share in cash (the “Offer Letter”). The Offer Letter stated that its submission had been approved by Roche’s board of directors and was based upon Parent’s review of publicly available information. The Offer Letter also indicated that the proposal was subject to, among other things, confirmatory due diligence and that, given the need to plan and execute the launch of pirfenidone in the U.S., evaluating such a transaction quickly and with minimal disruption to the Company’s activities was paramount, and Parent anticipated being in a position to enter into a definitive agreement by the end of August or early September 2014. The Offer Letter concluded that Parent was anxious to move expeditiously and that timing was critical to its discussions with the Company in view of the upcoming U.S. launch. The $70.00 per share proposal reflected a premium of 53.8% to the closing price of the Company’s common stock on July 25, 2014.

On July 26 and 27, 2014, Mr. Welch apprised the members of the Executive Committee of the receipt of the Offer Letter and his discussions with Dr. Schwan, and scheduled an Executive Committee meeting for August 1 to discuss the Offer Letter.

On July 27, 2014, Mr. Welch requested that Dr. Schwan provide him with a detailed plan for the conduct of due diligence requested by Parent, citing concerns regarding the disruption that such a process could bring to the preparation for the U.S. launch. Dr. Schwan replied on July 28, 2014 with a proposed transaction timeline and a list of Parent’s priority due diligence requests and noted that Parent could aim for an announcement earlier than September 2, 2014 if engagement commenced promptly.

On August 1, 2014, Mr. Welch was contacted by a U.S. based executive of Company C. The executive informed Mr. Welch that Company C would be interested in discussing a potential acquisition of the Company at an indicative value of $57.00 per share in cash (the “Company C Proposal”). The executive indicated that the Company C Proposal was being made by a domestic subsidiary of Company C and was subject to approval from the parent company’s board of directors.

Later that day, the Executive Committee held a meeting at the San Francisco offices of Goldman Sachs, with Cravath and, for portions of the meeting, certain members of management, the Company’s external intellectual property counsel, Goldman Sachs and Centerview participating, to discuss the Offer Letter. During the meeting, a representative of Cravath reviewed the Board’s fiduciary duties in connection with its evaluation of the Offer Letter and a potential determination to pursue a sale of the Company, as well as other legal matters.

During the meeting, the Company’s management reviewed with the Executive Committee various financial scenarios modeled by management based upon assumptions relating to, among other things, patient population size, pricing and market share, as well as growth scenarios reflecting adjustments to the patient population over time based upon potential improved diagnosis and identification of IPF patients, and discussed the impact of loss of patent protection and marketing exclusivity on the scenarios. During the meeting, representatives of Goldman Sachs and Centerview discussed with the Board their preliminary financial analyses.

At the meeting, Mr. Welch apprised the other members of the Executive Committee of the Company C Proposal received earlier that day. The directors discussed with their advisors the differences between the Offer

Letter and the Company C Proposal, including the value attributed to the Company by each proposal based solely on publicly available information, the nature of the approach, including the presence or absence of board approval and the degree of senior management endorsement accompanying the proposal. The Executive Committee concluded that in light of the significantly lower value represented by the Company C Proposal, on the basis of the same publicly available information that Parent had in making the proposal in the Offer Letter, the appropriate response to Company C would be that the Company C Proposal fell well short of any value that would gain Company C access to non-public information, but that there could be some engagement on the basis of publicly available information to assist Company C in improving its perspective on value. The directors also considered the indication from Director A that, if the Company chose to undertake a sale process, Company A may be interested in participating. The Executive Committee concluded that Company A’s size, financial position and cash flows, as well as statements made by Director A regarding the value of the Company, made it unlikely that Company A could make a proposal that was comparable to or competitive with the proposal set forth in the Offer Letter. The Executive Committee also determined not to solicit interest from additional parties at that time because of, among other factors, the significant concern regarding the negative impact of leaks on the Company’s launch preparation (including the hiring of a U.S. sales force), the potential to negotiate favorable contract terms with Parent that would de-risk matters related to the approval and launch of pirfenidone in the United States for the stockholders of the Company on financially favorable terms, and the belief that a Merger Agreement that would permit a third party with both the strategic interest and financial capability to submit a superior proposal following the announcement of a transaction with Parent and contained strong contract terms as to risk allocation in connection with matters related to the approval and launch of pirfenidone in the United States, would be the best approach to seek to maximize value.

On August 4, 2014, the Company received a letter from Company C, confirming in writing the Company C Proposal, and on August 7, 2014, Mr. Welch contacted the executives from Company C to convey the Executive Committee’s determination with respect to the value of the Company C Proposal and the proposed next steps. The Company C executives agreed to provide a list of follow-up questions within a day or so and to schedule the calls with the Company offered by Mr. Welch, and such questions were eventually received by the Company on August 12, 2014.

On August 4, 2014, Dr. Schwan and Mr. Welch spoke again by phone. Mr. Welch noted that in light of how critical a successful U.S. launch was to the future prospects of the Company, any transaction undertaken at this point would require the acquiror to provide a high degree of closing certainty, including assuming the risk with respect to, among other things, FDA approval and labeling. Mr. Welch also stated during this conversation that Parent’s proposal of $70.00 per share would not be acceptable to the Board, but that the Board was willing to begin engagement and due diligence on this basis. Mr. Welch suggested a process in which Parent would engage in high priority due diligence, after which Parent would submit a revised proposal and, if the revised proposal was at a price level that was acceptable to the Company, Parent would be permitted to complete its due diligence. Dr. Schwan agreed in principle with the risk allocation and closing certainty terms proposed by Mr. Welch and agreed that Parent would follow the diligence process suggested by Mr. Welch.

Later that day, Cravath sent a draft confidentiality agreement and a draft Merger Agreement to Davis Polk & Wardwell LLP (“Davis Polk”), Parent’s legal counsel. The initial draft Merger Agreement reflected the risk allocation and closing certainty terms proposed by Mr. Welch. The initial draft Merger Agreement also provided for a post-signing, go-shop period, during which the Company would be permitted to solicit potential superior proposals. The initial draft Merger Agreement also proposed a two-tiered termination fee of (a) approximately 1.0% of the Company’s equity value, which would be payable by the Company to Parent in certain circumstances relating to a termination of the Merger Agreement resulting from a competing proposal made during the go-shop period, or (b) approximately 2.0% of the Company’s equity value relating to the termination of the Merger Agreement in certain other circumstances.

On August 5 and 6, 2014, Parent, the Company and their respective legal advisors negotiated the terms of, and then executed, a confidentiality agreement. Following the execution of the confidentiality agreement, the Company began to provide Parent with due diligence access.

On August 12, 2014, the senior management team from Parent, including Dr. Schwan, met in California for a day of presentations by the Company’s management in connection with Parent’s due diligence process. At the close of the day, Dr. Schwan told Mr. Welch that Parent remained very interested in the Company and that he believed the appropriate next step would be that the two of them discuss Parent’s revised view of price on August 16, 2014, to be followed by Davis Polk submitting a mark-up of the draft Merger Agreement to Cravath, with a view to targeting a signing by August 24, 2014. Mr. Welch told Dr. Schwan that he would consider this request and come back to him after discussing with the Board.

On August 13, 2014, rumors of a possible offer or transaction to acquire the Company were publicly reported. On that day, the trading price of the Company’s common stock closed at $52.06, an increase of approximately 14.5% over the $45.49 closing price of the Company’s common stock on August 12, 2014, the immediately prior trading day.

Later that day, the business development executive from Company B contacted Centerview and Mr. Welch to convey Company B’s interest, if the Company was conducting a sale process, in being included in such a process. Over the course of August 13, 2014 through August 15, 2014, the Company received an additional inquiry from a business development executive representing Company D, a global life sciences company. Centerview and Goldman Sachs also received similar inquiries from business development executives representing two other global life sciences companies. The representatives of Centerview and Goldman Sachs, as applicable, responded to such companies that such companies should convey any concrete proposals to Mr. Welch.

Later on August 13, 2014, the Executive Committee held a meeting, with members of management, Cravath, Centerview and Goldman Sachs participating. Mr. Welch provided the Executive Committee with an update in respect of the ongoing and planned discussions with representatives from Company C. Representatives of Cravath, Centerview and Goldman Sachs provided updates for the Executive Committee on the diligence and negotiation processes with Parent. The Executive Committee also reviewed with Mr. Welch the request from Dr. Schwan regarding process and timing and strategies for Mr. Welch’s discussion on pricing with Dr. Schwan. The Executive Committee also discussed the leak and the significant concern regarding the impact of the leak on the hiring of the U.S. sales force, and actions that might be taken to avoid losing the prospective hires.

Later on August 13, 2014, Mr. Welch communicated to Dr. Schwan that because both price and closing certainty were paramount issues for the Company, the Company would not engage in further discussions on price before reviewing Parent’s mark-up of the tender offer/merger closing conditions, material adverse effect definition and other terms that might impact the allocation of risks related to approval and launch matters and closing certainty. On August 14, 2014, Dr. Schwan telephoned Mr. Welch and agreed to have a mark-up of the requested provisions sent to Cravath in advance of discussing Parent’s revised view on price, which he requested occur on August 15, 2014, with a full mark-up to follow shortly thereafter. In the conversation, Dr. Schwan reiterated Parent’s high degree of interest and desire to move fast, and noted that Parent had stretched at $70.00 per share and had limited freedom to move higher. The limited mark-up was sent to Cravath later that day, and generally reflected the closing certainty and risk allocation terms that Mr. Welch had discussed with Dr. Schwan.

Between August 14 and August 15, 2014, Mr. Welch, certain of the Company’s other senior executives and the Company’s outside intellectual property counsel held calls with executives from Company C to discuss publicly available information concerning commercialization, intellectual property and other matters to assist Company C in improving its perspective on the Company’s value.

On August 15, 2014, Dr. Schwan and Mr. Welch spoke by phone. During that conversation, Dr. Schwan and Mr. Welch engaged in a negotiation on price, which culminated in Dr. Schwan proposing an improved offer of $74.00 in cash per share of Company common stock, subject to the approval of Roche’s board of directors and the finalization of satisfactory due diligence and negotiation of a mutually acceptable Merger Agreement. Mr. Welch agreed he would take this offer to the Board. During this conversation, Dr. Schwan requested that Mr. Welch commit to targeting August 25, 2014 to announce the transaction, in light of the desire of Parent to be in a position to plan and execute the U.S. launch of pirfenidone, with agreement on the definitive documentation over the weekend preceding August 25. Later that day, Davis Polk sent a mark-up of the draft Merger Agreement to Cravath. Among other changes, this draft removed the go-shop provisions, added a five business day match right for Parent and provided for a termination fee of 4.0% of the Company’s equity value, which would be payable by the Company to Parent in certain circumstances.

Prior to the Company’s regularly scheduled August 19, 2014 Board meeting, Director A told Mr. Welch that the board of directors of Company A had spoken about the Company during the prior week and, while Company A would like to participate if there was a formal sale process, given where the Company’s stock price was trading, he acknowledged the likelihood that other potential acquirors were equipped to offer a higher valuation than Company A would be prepared to offer.

Between August 16 and August 19, 2014, representatives of Cravath and Davis Polk engaged in numerous conversations regarding, and exchanged a number of drafts of, the Merger Agreement. During the conversations, representatives of Davis Polk informed representatives of Cravath on several occasions that Parent was unwilling to agree to a go-shop and that a go-shop was inappropriate in light of the significant premium implied by Parent’s $74.00 per share proposal.

Over this same period, Dr. Schwan and Mr. Welch engaged several times, during which they discussed and negotiated certain provisions of the Merger Agreement, including the restrictions on the Company’s ability to solicit alternative acquisition proposals or respond to unsolicited proposals, the match rights for Parent, the size of the break-up fee, the material adverse effect definition and the parties’ obligations with respect to obtaining the necessary antitrust approvals for the transaction.

On August 18, 2014, Dr. Schwan noted to Mr. Welch that Roche believed that it would be very beneficial to the U.S. launch and transition if Mr. Welch agreed to stay on for some period of time to assist in the integration and transition efforts.

On August 18, 2014, Mr. Welch had a telephone conversation with the business development executive at Company D, during which the executive indicated that Company D may have an interest in exploring a transaction, but would prefer to act following approval of the Company’s NDA application. Mr. Welch explored with the executive what degree of board or senior management involvement there had been in considering a potential transaction with the Company, whether Company D would consider a transaction in advance of such approval and how Company D would look at valuation given the recent increase in the Company’s stock price. The executive stated that for Company D to form a view of the Company’s value, significant additional diligence, including of the Company’s intellectual property portfolio, would be required.

On August 19, 2014, the Executive Committee held a meeting, with members of management, Cravath, Centerview and Goldman Sachs, participating. Representatives of Cravath reviewed the Board’s fiduciary duties in connection with its evaluation of the potential transaction with Parent and a potential determination to pursue a sale of the Company, as well as other legal matters. Representatives of Cravath also summarized for the Executive Committee the ongoing discussions and negotiations with Parent related to the proposed Merger Agreement. The representatives from Centerview and Goldman Sachs reviewed with the Executive Committee a financial forecast prepared by management following the August 1, 2014 Executive Committee meeting and based on the scenarios discussed at that meeting, which is summarized in “—Certain InterMune Forecasts”. The Executive Committee also discussed analyses previously provided to the Board in December 2013 by a company hired to consult on the U.S. launch planning for pirfenidone, including strategic investment planning and brand building. The Executive Committee discussed that certain of the consultant’s analyses considered other potential indications for pirfenidone which the Executive Committee viewed as purely speculative at this stage; that the analyses were based on information and scenarios that were superseded by the Forecasts; that, taking into account input from Centerview and Goldman Sachs, the analyses had methodological deficiencies and lacked robustness; and that the Executive Committee did not consider it appropriate to consider those analyses in its assessment of the proposed transaction.

The Executive Committee also discussed with its advisors the potential advantages, risks and considerations of the expedited timeline that Parent desired to pursue, noting that Parent’s agreed risk allocation did not afford the Company any protection until a Merger Agreement is actually signed, and any negative developments prior to signing would affect Parent’s willingness to proceed on the price and terms that had been negotiated. The Executive Committee concluded that lengthening the timetable to signing with Parent in order to explore other potential interest pre-signing was not cost-free, and required a balancing of the risk of losing the favorable transaction offered by Parent as a result of some new negative development against the possibility of finding another acquiror willing to assume the same risk allocation at a price higher than $74.00 per share. In this regard the Executive Committee discussed with its advisors the various interactions with Company B, Company C and Company D, and concluded that none of those companies was likely in a position to move on a timeline approaching that of Parent, none provided any reasonable likelihood of offering a more compelling value than the proposal from Parent, and none should be deterred from making an offer to acquire the Company following announcement of a transaction with Parent pursuant to the “fiduciary out” in the proposed Merger Agreement. Thus the Executive Committee concluded that a post-signing market check, with Parent’s valuation and strong contract terms as to risk allocation relating to approval and launch matters providing the “floor” for other potential acquirors to beat, would be the best approach to seek to maximize value for the Company’s stockholders, and in connection therewith, the Executive Committee was willing to concede the go-shop in light of the favorable price and other contract terms. In addition, Mr. Welch informed the Executive Committee that Dr. Schwan had indicated that it would be beneficial to the upcoming launch for Mr. Welch to stay on to assist in the integration and transition efforts if the proposed transaction was consummated. The Executive Committee discussed with Mr. Welch that having him indicate a willingness to remain under those circumstances would be beneficial to the transaction process and, if he were willing to do so, he should discuss with Dr. Schwan the basis on which he would consider remaining for a transition period.

Following the Executive Committee meeting, during the period from August 19 through 20, 2014, Dr. Schwan and Mr. Welch communicated several times and resolved the remaining key open points relating to, among other things, the size of the break-up fee and closing certainty around securing antitrust approvals, and agreed to target an August 24, 2012 announcement. During the period from August 20 through 22, 2014, Parent, the Company and their respective advisors continued to negotiate the terms of the Merger Agreement.

On August 21, 2014, Mr. Welch had a telephone conversation with Director A to determine whether, in light of where the stock was trading and the prior indication from Director A about the realistic ability of Company A to be in a position to seriously pursue a transaction with the Company at such price levels, Director A would rejoin the deliberations of the Board. They discussed the proposed terms of the transaction with Parent. Director A indicated that he was supportive of the transaction and received the information and analyses considered by the other directors.

On August 22, 2014, the Board held a meeting, with members of management, Cravath and, for portions of the meeting, representatives of Centerview and Goldman Sachs, participating. Representatives of Cravath reviewed the Board’s fiduciary duties in connection with its consideration of the proposed Merger Agreement as well as other legal matters, and reviewed with the Board the terms of the proposed Merger Agreement, including the remaining open points including as to antitrust clearances and related closing conditions. Representatives of Centerview reviewed with the Board Centerview’s financial analyses of the consideration to be paid to holders of shares of Company common stock pursuant to the Merger Agreement and rendered to the Board an oral opinion, which was confirmed by delivery of a written opinion dated August 22, 2014, to the effect that, as of that date and based on and subject to various assumptions made, procedures followed, matters considered, and qualifications and limitations described in its opinion, the consideration to be paid to holders of shares of Company Common Stock (other than shares held by the Company, Parent or any subsidiary of the Company or Parent; shares held by persons who are entitled to demand and properly demand an appraisal of such shares; and any shares held by any affiliate of Parent) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. Representatives of Goldman Sachs reviewed with the Board Goldman Sachs’ financial analyses of the consideration to be received by holders of Company common stock pursuant to the Merger

Agreement and rendered to the Board an oral opinion, which was confirmed by delivery of a written opinion dated August 22, 2014, to the effect that, as of that date and based on and subject to various assumptions made, procedures followed, matters considered, and qualifications and limitations described in its opinion, the consideration to be paid to holders (other than Parent and its affiliates) of Company common stock pursuant to the Merger Agreement was fair, from a financial point of view, to such holders.

The Board discussed with its advisors all these matters, including review and consideration of the factors described under “—Reasons for Recommendation”. The Board then adjourned the meeting to enable Mr. Welch and Cravath to resolve the remaining open points, at which point the Board reconvened and received an update on the resolution of the open points. After further discussion, the Board unanimously determined that the Merger Agreement, the Offer, the Merger, and the transactions contemplated by the Merger Agreement were advisable and fair to and, in the best interests of, the Company and its stockholders. The Board unanimously approved the Merger Agreement and determined to recommend that the Company’s stockholders accept the Offer and tender their shares of Company Common Stock pursuant to the Offer.

On the evening and very late hours of August 22, 2014, the parties executed and delivered the Merger Agreement and, on August 24, 2014, the parties issued a joint press release announcing the transaction and their execution of a definitive merger agreement.

Reasons for Recommendation

In evaluating the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, the Board consulted with the senior management of the Company, as well as Centerview, Goldman Sachs and Cravath. In the course of making the determination that the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement are advisable and fair to, and in the best interests of, the Company and its stockholders and to recommend that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer, the Board considered numerous factors, including the following material factors and benefits of the Offer and the Merger:

•	Offer Price; Premium to the Trading Price of InterMune Common Stock. The Board considered the fact that the Offer Price represented a:

•	63% premium to the trading price at which the Shares closed on August 12, 2014, the last trading day before rumors of a possible offer or transaction to acquire the Company were publicly reported; and

•	57% premium to the highest closing price in the last 12 months prior to the last trading day before rumors of a possible offer or transaction to acquire the Company were publicly reported.

•	Cash Consideration; Certainty of Value. The Board considered the fact that the form of consideration payable to the Company’s stockholders will be cash, which will provide the Company’s stockholders with certainty of value and immediate liquidity, while reducing both the risks associated with receiving approval from the FDA to launch pirfenidone in the United States and the other risks related to the U.S. launch, as well as the market and long-term business risks related to the Company’s future growth prospects.

•	No Financing Condition. The Board considered the fact that Parent and Purchaser would have sufficient cash resources to pay the amounts required to be paid under the Merger Agreement without obtaining third-party financing and that the Transaction is not subject to a financing condition.

•

Strategic Alternatives. The Board considered the potential benefits of exploring business combination transactions with alternative potential acquirors and the likelihood that any such parties would engage in a business combination transaction with the Company on the same timeframe as Parent and with a value and contractual terms and conditions superior to those contained in the Merger Agreement, including in respect of the allocation of risks associated with matters related to the anticipated approval and launch in the United States of pirfenidone. The Board also considered the possibility of continuing as an independent company. Based on the value, timing, risk allocation and other terms and conditions negotiated with Parent, the Board ultimately determined that the Transaction is more favorable to the Company’s stockholders than any other strategic alternative reasonably available to the Company, including continuing as an independent company.

•	Centerview’s and Goldman Sachs’ Fairness Opinions and Related Analyses. The Board considered the opinion of each of Centerview and Goldman Sachs, delivered to the Board on August 22, 2014, which were confirmed by delivery of written opinions each dated August 22, 2014, to the effect that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken by each of Centerview and Goldman Sachs in connection with its opinion, the consideration to be paid to the holders of the outstanding Shares (other than as specified in each such opinion) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders, as more fully described below under the caption “—Financial Analyses and Opinions.” The Board also considered the fact that each of Centerview and Goldman Sachs were able to deliver such opinions based on forecasts that management believed to be aggressive but potentially achievable.

•	Negotiation Process. The Board considered its belief that, after extensive negotiations, the Company obtained the highest price that Parent is willing to pay for the Company, as evidenced by the Company’s ability to increase the Offer Price relative to Parent’s initial offer of $70.00 per share. The Board considered the fact that the terms of the Offer and the Merger were the result of robust arm’s-length negotiations conducted by the Company, with the knowledge and at the direction of the Board, and with the assistance of experienced financial and legal advisors.

•	Company Material Adverse Effect. The Board considered the provisions in the Merger Agreement that provide, among other things, that any determination by, or delay of a determination by, the FDA or any other governmental entity (or any panel or advisory body empowered or appointed thereby), with respect to the approvability, labeling, contents of package insert, prescribing information, risk management profile, CMC matters, pre-approval inspection matters, requirement to conduct further clinical trials or any delayed or accelerated launch of products or product candidates of the Company or any of its competitors; the results of any pre-clinical or clinical testing sponsored by the Company, any of its competitors or any of their respective collaboration partners; increased incidence or severity of any previously identified side effects, adverse events or safety observations, or reports of new side effects, adverse events or safety observations, with respect to products or product candidates of the Company or any of its competitors; and any change or prospective change in reimbursement or payor rules or policies applicable to products or product candidates of the Company or any of its competitors are excluded from the determination of whether a Company Material Adverse Effect (as defined and more fully described in Section 13—“The Transaction Documents—The Merger Agreement—Representations and Warranties” in the Offer to Purchase) has occurred that would permit Parent to elect not to consummate the Offer.

•	Speed of Completion. The Board considered the anticipated timing of the consummation of the transactions contemplated by the Merger Agreement, and the structure of the transaction as a tender offer for the Shares, which subject to the satisfaction or waiver of the applicable conditions set forth in the Merger Agreement, should allow stockholders to receive the consideration for their Shares in a relatively short time frame, followed by the Merger in which stockholders who do not validly exercise appraisal rights will receive the same consideration as received by those stockholders who tender their Shares in the Offer. The Board considered that the potential for closing in a relatively short timeframe could also reduce the amount of time in which the Company’s business would be subject to the potential disruption and uncertainty pending closing.

•	Conditions to Consummation of the Merger; Likelihood of Closing the Merger. The Board considered the strong likelihood that the Merger will be consummated if the Acceptance Time occurs, given that the consummation of the Merger is subject to limited additional conditions following the Acceptance Time of the Offer and that the parties elected to have the Merger Agreement be governed by Section 251(h) of the DGCL to enable consummation of the Merger as soon as practicable following the Acceptance Time without a meeting of the Company’s stockholders.

•	Terms of the Merger Agreement. The Board considered the terms and conditions of the Merger Agreement, including:

•	the right of the Company, under certain circumstances and subject to certain conditions, to furnish non-public information to, and to participate in discussions with, third parties in response to certain written proposals relating to alternative acquisition transactions;

•	the right of the Board, under certain circumstances and subject to certain conditions, to withdraw or change its recommendation in favor of the Offer if the failure to do so would be inconsistent with its fiduciary duties in the following circumstances: (i) the Company receives an alternative acquisition proposal that the Board determines in good faith, after consultation with the Company’s outside counsel and financial advisor, constitutes a superior proposal or (ii) the occurrence or existence following the date of the Merger Agreement of a material event, change or circumstance that was not known by Board as of or prior to the date of the Merger Agreement;

•	the belief of the Board that the $266,000,000 termination fee, representing approximately 3.00% of the equity value of the Company at the Offer Price would not unreasonably deter another party with the strategic interest and financial capability from making a competing proposal for the Company; and

•	the conditions to the Offer, including the fact that the Offer is conditioned upon there being validly tendered into the Offer and not validly withdrawn prior to the then-scheduled Expiration Date a number of Shares that represents at least a majority of (i) the total issued and outstanding Shares immediately prior to the Acceptance Time, plus (ii) all Shares that may be issued upon the vesting, exercise, conversion or exchange of all then-outstanding options, rights and securities exercisable, convertible or exchangeable into Shares (the “Minimum Tender Condition”), which Minimum Tender Condition, if satisfied, would demonstrate strong support of the Company’s stockholders for the Transaction.

•	Appraisal Rights. The Board considered the availability of appraisal rights under the DGCL to Company stockholders who do not tender their Shares in the Offer and comply with all of the required procedures for perfecting appraisal rights under the DGCL, including the fact that such stockholders will have the right to demand appraisal and payment of the fair value of their Shares as determined by the Delaware Court of Chancery. See “Item 8. Additional Information—Appraisal Rights” for more information.

In reaching its determinations and recommendations described above, the Board also considered the following potentially negative factors:

•	No Participation in the Company’s Future Growth or Earnings. The Board considered that if the Offer and the Merger are consummated, stockholders of the Company will receive the Offer Price in cash and will no longer have the opportunity to participate in any future earnings or growth of the Company or the combined company or benefit from any potential future appreciation in the value of the Shares, including any value that could be achieved if the Company engages in future strategic or other transactions and/or is successful in commercializing pirfenidone or any other product candidates in the United States.

•	Disruption of the Company’s Business. The Board considered the effect of a public announcement of the Transaction on the Company’s operations, stock price and employees and its ability to attract and retain key management, sales and other personnel while the Offer and the Merger are pending and the potential adverse effects on the financial results of the Company and the anticipated U.S. launch of pirfenidone as a result of that disruption.

•	Non-Solicitation Covenant. The Board considered that the Merger Agreement imposes restrictions on the Company’s solicitation of acquisition proposals from third parties and requires the Company to provide Parent with an opportunity to propose adjustments to the Merger Agreement prior to the Company being able to terminate the Merger Agreement and accept a superior proposal, although the Board believes this would not preclude another potential acquiror from submitting a proposal to acquire the Company.

•	Termination Fee. The Board considered the fact that the Company must pay Parent a termination fee of $266 million if the Merger Agreement is terminated under certain circumstances, including to accept a superior proposal, and that the amount of the termination fee is comparable to termination fees in transactions of a similar size, was reasonable, would not likely deter competing bids and would not likely be required to be paid unless the Company entered into a more favorable transaction. The Board also recognized that the provisions in the Merger Agreement relating to these fees were insisted upon by Parent as a condition to entering into the Merger Agreement.

•	Interim Operating Covenants. The Board considered that the Merger Agreement imposes restrictions on the conduct of the Company’s business prior to the consummation of the Offer, requiring the Company to use commercially reasonable efforts to conduct its and its subsidiaries’ business in the ordinary course of business, which may delay or prevent the Company from undertaking business opportunities that may arise pending completion of the Offer.

•	No Reverse Termination Fee. The Board considered the fact that Parent will be able to terminate the Merger Agreement under certain circumstances that may be outside of the Company’s control, without the payment of any reverse termination fee to the Company.

•	Risks the Offer and the Merger May Not Be Completed. The Board considered the possibility that the Transaction might not be consummated, including the adverse effects that a failure to consummate the Transaction could have on the Company’s business, the market price for the Company’s common stock and the Company’s relationships with employees, including the fact that (i) the Company’s directors, senior management and other employees will have expended extensive time and effort and will have experienced significant distractions from their work during the pendency of the Transaction; (ii) the Company will have incurred significant transaction costs; (iii) the market’s perception of the Company’s prospects could be adversely affected and (iv) the Company’s continuing business relationships may be disrupted at a crucial time in connection with the anticipated United States launch of pirfenidone.

•	Regulatory Matters. The Board considered the regulatory approvals that would be required to consummate the Transaction and the prospects for receiving any such approvals. The Board considered the fact that (i) the parties would be required to use their respective reasonable best efforts to satisfy the closing conditions relating to certain regulatory matters, including by making required filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder, and in Germany and Austria, and taking certain other necessary actions and (ii) the parties would not be required to agree to restrict the conduct of their respective businesses, as set forth in the Merger Agreement

•	Potential Conflicts of Interest. The Board considered the potential conflict of interest created by the fact that the Company’s executive officers and directors have financial interests in the transactions contemplated by the Merger Agreement, including the Offer and the Merger, that may be different from or in addition to those of other stockholders, as more fully described in “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of InterMune.”

•	Tax Treatment. The Board considered that the receipt of the Offer Price and the consideration payable in the Merger will generally be taxable to stockholders of the Company. The Board believed that this was mitigated by the fact that the entire consideration payable in the Offer and the Merger would be cash, providing adequate cash for the payment of any taxes due.

The foregoing discussion of the factors considered by the Board is not intended to be exhaustive, but rather includes the principal factors considered by the Board. The Board collectively reached the conclusion to approve the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement in light of the various factors described above and other factors that the members of the Board believed were appropriate. The Board did not assign relative weights to the foregoing factors or determine that any factor was of particular importance. Rather, the Board viewed its positions and recommendation as being based on the totality of information presented to and considered by it. In considering the factors discussed above, individual directors may have given different weights to different factors.

Intent to Tender

As of August 27, 2014, the directors and officers of InterMune, as a group, beneficially owned 406,422 Shares (excluding any Shares deliverable upon exercise of any InterMune Stock Options), representing approximately 0.37% of the then-outstanding shares. To InterMune’s knowledge, after making reasonable inquiry, each of InterMune’s executive officers and directors currently intends to tender or cause to be tendered all Shares held of record or beneficially by such holder pursuant to the Offer (other than Shares as to which such holder does not have discretionary authority and Shares which may be retained in order to facilitate estate and tax planning dispositions).

Financial Analyses and Opinions

Opinion of Centerview

InterMune retained Centerview as financial advisor to the InterMune Board in connection with a review of strategic alternatives, including third-party proposals for business combination transactions, such as the transactions contemplated by the Merger Agreement. The Offer, the Merger and the other transactions contemplated by the Merger Agreement are collectively referred to as the “Transaction” throughout this summary of Centerview’s opinion. In connection with this engagement, the Board requested that Centerview evaluate the fairness, from a financial point of view, to the holders of Shares (other than (x) Shares held by InterMune, Parent, Purchaser or any subsidiary of Parent or InterMune and (y) Shares held by persons who are entitled to demand and properly demand an appraisal of such Shares (the Shares referred to in clauses (x) and (y), together with any Shares held by any affiliate of Parent, “Excluded Shares”)) of the per Share consideration to be paid in the Offer and the Merger (the “Consideration”) to such holders pursuant to the Merger Agreement.

On August 22, 2014, Centerview rendered to the Board its oral opinion, which was confirmed by delivery of a written opinion dated as of such date, to the effect that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations described in its written opinion, the Consideration to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders.

The full text of Centerview’s written opinion, dated as of August 22, 2014, which describes the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, is attached as Annex B to this Schedule 14D-9 and is incorporated herein by reference. The summary of the written opinion of Centerview set forth below does not purport to be complete and is qualified in its entirety by reference to the full text of Centerview’s written opinion attached as Annex B to this Schedule 14D-9. Centerview’s financial advisory services and opinion were provided for the information and assistance of the Board (in the Board members’

capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction and Centerview’s opinion addressed only the fairness, from a financial point of view, as of the date thereof, to the holders of Shares (other than Excluded Shares) of the Consideration to be paid to such holders pursuant to the Merger Agreement. Centerview’s opinion did not address any other term or aspect of the Merger Agreement or the Transaction and does not constitute a recommendation to any holder of Shares as to whether or not such holder should tender Shares in connection with the Offer, or how such holder or other person should act with respect to the Transaction or any other matter.

The full text of Centerview’s written opinion should be read carefully in its entirety for a description of the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion.

Summary of Centerview Opinion

In connection with rendering the opinion described above and performing its related financial analyses, Centerview reviewed, among other things:

•	a draft of the Merger Agreement dated as of August 22, 2014;

•	Annual Reports on Form 10-K of InterMune for the years ended December 31, 2013, December 31, 2012 and December 31, 2011;

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of InterMune;

•	certain publicly available research analyst reports for InterMune;

•	certain other communications from InterMune to its stockholders; and

•	certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of InterMune, including certain financial forecasts, analyses and projections relating to InterMune prepared by management of InterMune and furnished to Centerview by InterMune for purposes of Centerview’s analysis, which are referred to in this summary of Centerview’s opinion as the “InterMune Forecasts,” and which, together with the information described in the preceding bullet points is collectively referred to in this summary of Centerview’s opinion as the “InterMune Internal Data”. For further discussion of InterMune Forecasts, see “Item 4. The Solicitation or Recommendation—Certain InterMune Forecasts.”

Centerview also conducted discussions with members of the senior management and representatives of InterMune regarding their assessment of the InterMune Internal Data. In addition, Centerview reviewed publicly available financial and stock market data, including valuation multiples, for InterMune and compared that data with similar data for certain other companies, the securities of which are publicly traded, in lines of business that Centerview deemed relevant. Centerview also compared certain of the proposed financial terms of the Transaction with the financial terms, to the extent publicly available, of certain other transactions that Centerview deemed relevant and conducted such other financial studies and analyses and took into account such other information as Centerview deemed appropriate.

Centerview assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by Centerview for purposes of its opinion and, with InterMune’s consent, relied upon such information as being complete and accurate. In that regard, Centerview assumed, at InterMune’s direction, that the InterMune Internal Data (including, without limitation, the InterMune Forecasts) was reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of InterMune as to the matters covered thereby and Centerview relied, at InterMune’s direction, on the InterMune Internal Data for purposes of its analysis and opinion. Centerview’s opinion expressed no view or opinion as to the InterMune Internal Data or the assumptions on which it is based. In addition, at InterMune’s direction, Centerview did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of InterMune, nor was Centerview furnished with any such evaluation or appraisal, and Centerview was not asked to conduct, and did not conduct, a physical inspection of the properties or assets of InterMune. Centerview assumed, at InterMune’s direction, that the final executed Merger Agreement would not differ in any respect material to its analysis or opinion from the draft, dated August 22, 2014, of the Merger Agreement reviewed by Centerview. Centerview also assumed, at InterMune’s direction, that the Transaction will be consummated on the terms set forth in the Merger Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to its analysis or opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to Centerview’s analysis or opinion. Centerview did not evaluate and expressed no opinion as to the solvency or fair value of InterMune, or the ability of InterMune to pay its obligations when they come due, or as to the impact of the Transaction on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. Centerview is not a legal, regulatory, tax or accounting advisor, and it did not express any opinion as to any legal, regulatory, tax or accounting matters.

Centerview expressed no view as to, and its opinion did not address, InterMune’s underlying business decision to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to InterMune or in which InterMune might engage. Centerview was not authorized to, and did not, solicit indications of interest from third parties regarding a potential transaction with InterMune. Centerview’s opinion was limited to and addressed only the fairness, from a financial point of view, as of the date of Centerview’s written opinion, to the holders of Shares (other than Excluded Shares) of the Consideration to be paid to such holders pursuant to the Merger Agreement. For purposes of its opinion, Centerview was not asked to, and did not express any view on, and its opinion did not, address, any other term or aspect of the Merger Agreement or the Transaction, including, without limitation, the structure or form of the Transaction, or any other agreements or arrangements contemplated by the Merger Agreement or entered into in connection with or otherwise contemplated by the Transaction, including, without limitation, the fairness of the Transaction or any other term or aspect of the Transaction to, or any consideration to be received in connection therewith by, or the impact of the Transaction on, the holders of any other class of securities, creditors or other constituencies of InterMune or any other party. In addition, Centerview expressed no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of InterMune or any party, or class of such persons in connection with the Transaction, whether relative to the Consideration to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement or otherwise. Centerview’s opinion was necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to Centerview as of, the date of Centerview’s written opinion, and Centerview does not have any obligation or responsibility to update, revise or reaffirm its opinion based on circumstances, developments or events occurring after the date of its written opinion.

Centerview’s opinion does not constitute a recommendation to any holder of Shares as to whether or not such holder should tender Shares in connection with the Offer, or how such stockholder or other person should act with respect to the Transaction or any other matter.

Centerview’s financial advisory services and its written opinion were provided for the information and assistance of the Board (in the Board members’ capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction. The issuance of Centerview’s opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.

Summary of Centerview Financial Analyses

The following is a summary of the material financial analyses prepared and reviewed with the Board in connection with Centerview’s opinion, dated August 22, 2014. The summary set forth below does not purport to be a complete description of the financial analyses performed or factors considered by, and underlying the opinion of, Centerview, nor does the order of the financial analyses described represent the relative importance or weight given to those financial analyses by Centerview.

Centerview may have deemed various assumptions more or less probable than other assumptions, so the reference ranges resulting from any particular portion of the analyses summarized below should not be taken to be Centerview’s view of the actual value of InterMune. Some of the summaries of the financial analyses set forth below include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial analyses performed by Centerview. Considering the data in the tables below without considering all financial analyses or factors or the full narrative description of such analyses or factors, including the methodologies and assumptions underlying such analyses or factors, could create a misleading or incomplete view of the processes underlying the financial analyses of Centerview and its opinion. In performing its analyses, Centerview made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of InterMune or any other parties to the Transaction. None of InterMune, Parent, Purchaser, or Centerview or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of the business do not purport to be appraisals or reflect the prices at which the business may actually be sold. Accordingly, the assumptions and estimates used in, and the results derived from, the financial analyses are inherently subject to substantial uncertainty. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before August 21, 2014 (the last full trading day prior to the date that Centerview delivered its opinion to the Board) and is not necessarily indicative of current market conditions.

Selected Comparable Public Company Analysis

Centerview reviewed and compared certain financial information for InterMune to corresponding financial information for the following publicly traded companies:

•	ACADIA Pharmaceuticals Inc.;

•	Incyte Corporation;

•	Intercept Pharmaceuticals, Inc.;

•	Medivation, Inc.;

•	NPS Pharmaceuticals, Inc.;

•	Pharmacyclics Inc.;

•	Puma Biotechnology, Inc.;

•	Seattle Genetics, Inc.; and

•	Synageva Biopharma Corp.

Although none of the selected companies is directly comparable to InterMune, the companies listed above were chosen by Centerview based on its experience and professional judgment, among other reasons, because they are publicly traded biopharmaceutical companies with certain operational, business and/or financial characteristics that, for purposes of Centerview’s analysis, may be considered similar to those of InterMune.

Centerview calculated and compared financial multiples for the selected comparable companies based on information it obtained from SEC filings, FactSet (a data source containing historical and estimated financial data) and other Wall Street research, and closing stock prices on August 21, 2014 (the last full trading day prior to the date that Centerview delivered its opinion to the Board). With respect to each of the selected comparable companies, Centerview calculated enterprise value (calculated as the equity value (taking into account outstanding in-the-money options, warrants and other convertible securities) plus the book value of debt less cash and cash equivalents) as a multiple of the consensus equity research analyst estimated calendar year 2016 revenues.

The results of this analysis are summarized as follows:

2016E Revenue Multiples
75th Percentile	12.2x
Median	8.7x
25th Percentile	6.1x

Note: Multiples that exceeded 25x were excluded from this analysis as not meaningful.

Based on the foregoing analysis, Centerview applied a range of 6.1x to 12.2x, representing the 25th and 75th percentiles, respectively, of estimated 2016 revenue multiples derived from the selected comparable companies to InterMune’s projected 2016 revenue of $734 million, based on the InterMune Forecasts. This analysis resulted in an illustrative range of implied values per share of common stock of approximately $41.80 to $78.70. Centerview compared this range to the per share consideration of $74.00 to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement.

Selected Precedent Transactions Analysis

Centerview reviewed and analyzed certain information relating to selected other transactions involving biopharmaceutical companies that Centerview, based on its experience and judgment as a financial advisor, deemed relevant to consider in relation to InterMune and the Transaction. These transactions were:

Date Announced	Target	Acquiror
06/09/14	Idenix Pharmaceuticals Inc.	Merck & Co. Inc.
04/07/14	Questcor Pharmaceuticals, Inc.	Mallinckrodt plc
12/19/13	Algeta ASA	Bayer AG
11/11/13	ViroPharma Inc.	Shire plc
11/07/13	Santarus, Inc.	Salix Pharmaceuticals Ltd.
08/25/13	Onyx Pharmaceuticals, Inc.	Amgen Inc.
07/16/12	Human Genome Sciences Inc.	GlaxoSmithKline plc
06/29/12	Amylin Pharmaceuticals, Inc.	Bristol-Myers Squibb Company
01/07/12	Inhibitex, Inc.	Bristol-Myers Squibb Company
05/02/11	Cephalon, Inc.	TEVA Pharmaceutical Industries Limited
09/17/10	Crucell N.V.	Johnson & Johnson
06/30/10	Abraxis BioScience, Inc.	Celgene Corporation
05/16/10	OSI Pharmaceuticals Inc.	Astellas Pharma, Inc.

No company or transaction used in this analysis is identical or directly comparable to InterMune or the Transaction. The companies included in the selected transactions above are companies with certain characteristics that, for the purposes of this analysis, may be considered similar to certain characteristics of InterMune. The reasons for and the circumstances surrounding each of the selected precedent transactions analyzed were diverse and there are inherent differences in the business, operations, financial conditions and prospects of InterMune and the companies included in the selected precedent transactions analysis. This analysis involves complex considerations and qualitative judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading, acquisition or other values of the selected target companies and InterMune.

Financial data for the precedent transactions was based on information Centerview obtained from SEC filings, FactSet, Bloomberg and Wall Street equity research.

Centerview reviewed, among other things, transaction values in the selected transactions and, in each case, calculated the enterprise value (calculated as the equity purchase price (taking into account outstanding in-the-money options, warrants and other convertible securities), plus the book value of debt, less cash and cash equivalents) implied for each target company based on the consideration payable in the applicable selected transaction as a multiple of estimated two-year forward revenues. Centerview also reviewed the implied premiums paid in the selected transactions over the target companies’ share price one day prior to and the 52-week high closing share price one day prior to the date on which the public became aware of the possibility of such transactions.

The results of this analysis are summarized as follows:

	Trans Val/ 2Yr Fwd Rev.	Unaffected Premiums
		1-Day	52-Wk High
75th Percentile	6.7x	99%	63%
Median	5.6x	55%	31%
25th Percentile	4.1x	37%	15%

Based on the foregoing analysis, Centerview applied a range of 4.1x to 6.7x, representing the 25th and 75th percentiles, respectively, of estimated two-year forward revenues multiples derived from the precedent transactions, to InterMune’s projected two-year forward revenue of $669 million, drawn from the InterMune Forecasts and calculated as 25% of projected 2015 revenue and 75% of projected 2016 revenue. Centerview also applied a range representing the 25th and 75th percentiles, respectively, of precedent one-day (37% to 99%) and 52-week high (15% to 63%) premia derived from the selected precedent transactions to InterMune’s unaffected closing share price of $45.49 per Share on August 12, 2014 and its 52-week high closing share price of $47.22 as of August 12, 2014. Based on these analyses, the implied per share price range was approximately (i) $27.30 to $41.80 based on the two-year forward revenue metric, (ii) $62.30 to $90.50 based on the one-day premium paid metric, and (iii) $54.30 to $77.00 based on the 52-week high premium paid metric. Centerview compared these ranges to the per share consideration of $74.00 to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement.

Sum-of-the-Parts Discounted Cash Flow Analysis

Centerview also performed a sum-of-the-parts discounted cash flow analysis of InterMune. A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset by calculating the “present value” of estimated future cash flows of the asset. “Present value” refers to the current value of future cash flows or amounts and is obtained by discounting those future cash flows or amounts by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors. Centerview calculated the sum-of-the-parts discounted cash flow of InterMune based on InterMune Internal Data (including the InterMune Forecasts).

Centerview performed a sum-of-the-parts analysis of InterMune based on a discounted cash flow analysis representing the implied present value of InterMune’s projected unlevered fully-taxed free cash flows from the fourth quarter of 2014 through 2033 based on the InterMune Forecasts plus the present value of an implied terminal value in 2033 (calculated using a range of year-over-year decline in free cash flow, in perpetuity, of 15% to 35%, based on the InterMune Forecasts), in each case discounted to September 30, 2014 using a discount rate range of 10% to 12% using the mid-year convention. The discounted cash flow analysis accounted for:

(i) projected sales and product-related expenses of pirfenidone in the U.S., (ii) projected sales and product-related expenses of Esbriet in the EU, (iii) projected sales and product-related expenses of Esbriet in Canada, (iv) projected worldwide corporate general and administrative expenses, capital expenditures, depreciation and amortization, sales and marketing-specific stock-based compensation, and changes in net working capital, (v) overhead research and development expenses (including facilities and IT allocated to research and development, research and development-specific stock-based compensation, and general research in pulmonology, but excluding expenditures for pipeline research and development) and (vi) current and projected net operating losses. Centerview then added to the discounted cash flow value (x) the estimated value of InterMune’s identified pipeline programs (calculated based on median enterprise value of select publicly-traded development-stage biopharmaceutical companies) and (y) projected cash as of September 2014.

This analysis resulted in an illustrative range of implied values per share of common stock of approximately $53.80 to $62.00. Centerview compared this range to the per share consideration of $74.00 to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement.

Other Considerations

Centerview noted for the Board certain additional factors solely for informational purposes, including, among other things, the following:

•	Historical closing trading prices of InterMune’s common stock during the 12-month period ended August 12, 2014, which reflected low and high stock trading prices for InterMune during such period of $10.95 to $47.22 per share; and

•	Stock price targets for InterMune’s common stock in publicly available Wall Street research analyst reports, which indicated low and high stock price targets for InterMune ranging from $25.00 to $55.00 per share.

The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description. In arriving at its opinion, Centerview did not draw, in isolation, conclusions from or with regard to any factor or analysis that it considered. Rather, Centerview made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of the analyses.

Centerview’s financial analyses and opinion were only one of many factors taken into consideration by the Board in its evaluation of the Transaction. Consequently, the analyses described above should not be viewed as determinative of the views of the Board or InterMune’s management with respect to the Consideration or as to whether the Board would have been willing to determine that a different consideration was fair. The consideration for the Transaction was determined through arm’s-length negotiations between InterMune and Parent and was approved by the Board. Centerview did not recommend any specific amount of consideration to InterMune or the Board or that any specific amount of consideration constituted the only appropriate consideration for the Transaction.

Centerview is a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the two years prior to the date of its written opinion, Centerview did not provide any investment banking or other services to InterMune, Parent or Purchaser for which Centerview received any compensation. Centerview may provide investment banking and other services to or with respect to InterMune or Parent or their respective affiliates in the future, for which Centerview may receive compensation. Certain (i) of Centerview’s and its affiliates’ directors, officers, members and employees, or family members of such persons, (ii) of Centerview’s affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, InterMune, Parent or any of their respective affiliates, or any other party that may be involved in the Transaction.

The Board selected Centerview as its financial advisor in connection with the Transaction based on Centerview’s reputation and experience with respect to the pharmaceutical and biopharmaceutical industries generally. Centerview is a nationally recognized investment banking firm that has substantial experience in transactions similar to the Transaction. In connection with Centerview’s services as the financial advisor to the Board, InterMune has agreed to pay Centerview an aggregate fee of approximately $35.5 million, $2 million of which is payable upon the rendering of its opinion and the remainder of which is contingent upon consummation of the Transaction. In addition, Centerview will receive a fee in the event that the Merger Agreement is terminated or the Transaction is not consummated and InterMune receives a termination fee in connection therewith. Additionally, InterMune has agreed to reimburse certain of Centerview’s expenses arising, and to indemnify Centerview against certain liabilities that may arise, out of Centerview’s engagement.

Opinion of Goldman Sachs

Goldman Sachs rendered its oral opinion to the InterMune Board, subsequently confirmed in writing, that, as of August 22, 2014 and based upon and subject to the factors and assumptions set forth in its written opinion, the $74.00 in cash per Share to be paid to the holders (other than Parent and its affiliates) of Shares pursuant to the Merger Agreement was fair from a financial point of view to such holders.

The full text of the written opinion of Goldman Sachs, dated August 22, 2014, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex A. Goldman Sachs provided its opinion for the information and assistance of the InterMune Board in connection with its consideration of the Transaction contemplated by the Merger Agreement. The Goldman Sachs opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Offer or how any holder of Shares should act in any other matter.

In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

•	the Merger Agreement;

•	annual reports to stockholders and Annual Reports on Form 10-K of InterMune for the five fiscal years ended December 31, 2013;

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of InterMune;

•	certain other communications from InterMune to its stockholders;

•	certain publicly available research analyst reports for InterMune; and

•	certain internal financial analyses and forecasts for InterMune prepared by its management, as approved for Goldman Sachs’ use by InterMune, which are referred to as the “Forecasts”. For further discussion of the Forecasts, see “Item 4. The Solicitation or Recommendation–Certain InterMune Forecasts.”

Goldman Sachs also held discussions with members of the senior management of InterMune regarding their assessment of the past and current business operations, financial condition, and future prospects of InterMune; reviewed the reported price and trading activity for the Shares; compared certain financial and stock market information for InterMune with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the biotechnology industry and in other industries and performed such other studies and analyses, and considered such other factors, as it deemed appropriate.

For purposes of rendering this opinion, Goldman Sachs, with InterMune’s consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, it, without assuming any responsibility for independent verification thereof. In that regard, Goldman Sachs assumed with InterMune’s consent that the Forecasts were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of InterMune. Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of InterMune or any of its subsidiaries and it was not furnished with any such evaluation or appraisal. Goldman Sachs assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the expected benefits of the Transaction in any way meaningful to its analysis. Goldman Sachs has also assumed that the Transaction will be consummated on the terms set forth in the Merger Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to its analysis.

Goldman Sachs’ opinion did not address the underlying business decision of InterMune to engage in the Transaction or the relative merits of the Transaction as compared to any strategic alternatives that may be available to InterMune; nor did it address any legal, regulatory, tax or accounting matters. Goldman Sachs was not requested to solicit, and did not solicit, interest from other parties with respect to an acquisition of, or other business combination with, InterMune or any other alternative transaction. Goldman Sachs’ opinion addressed only the fairness from a financial point of view to the holders (other than Parent and its affiliates) of Shares, as of the date of the opinion, of the $74.00 in cash per Share to be paid to such holders pursuant to the Merger Agreement. Goldman Sachs’ opinion did not express any view on, and did not address, any other term or aspect of the Merger Agreement or the Transaction or any term or aspect of any other agreement or instrument contemplated by the Merger Agreement or entered into or amended in connection with the Transaction, including the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of InterMune; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of InterMune, or class of such persons, in connection with the Transaction, whether relative to the $74.00 in cash per Share to be paid to the holders (other than Parent and its affiliates) of Shares pursuant to the Merger Agreement or otherwise. Goldman Sachs’ opinion was necessarily based on economic, monetary, market and other conditions, as in effect on, and the information made available to it as of the date of the opinion and Goldman Sachs assumed no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date of its opinion. In addition, Goldman Sachs does not express any opinion as to the impact of the Transaction on the solvency or viability of InterMune or Parent or the ability of InterMune or Parent to pay their respective obligations when they come due. Goldman Sachs’ opinion was approved by a fairness committee of Goldman Sachs.

The following is a summary of the material financial analyses delivered by Goldman Sachs to the InterMune Board in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs’ financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before August 21, 2014, the last trading day prior to the date Goldman Sachs rendered its opinion to the InterMune Board, and is not necessarily indicative of current market conditions.

Analysis of the $74.00 Per Share Price. Goldman Sachs analyzed the $74.00 per Share in cash to be paid to the holders of Shares pursuant to the Merger Agreement in relation to (i) the closing price of the Shares on August 11, 2014, one day prior to the date, referred to as the Undisturbed Date of August 12, 2014, before any public rumors or publications that InterMune was considering a potential transaction may have affected the Share price; and (ii) the closing price of the Shares on July 15, 2014, the date four weeks prior to Undisturbed Date.

This analysis indicated that the price per share to be paid to the holders of Shares pursuant to the Merger Agreement represented:

•	a premium of 66% based on the closing market price of $44.71 per share on August 11, 2014, the day prior to the Undisturbed Date; and

•	a premium of 73% based on the closing market price of $42.83 per share on July 15, 2014, the date four weeks prior to Undisturbed Date.

Selected Companies Analysis. Goldman Sachs reviewed and compared certain financial information for InterMune to corresponding financial information, ratios and public market multiples for the following publicly traded corporations in the biotechnology industry (collectively referred to as the selected companies):

•	Actelion Ltd;

•	BioMarin Pharmaceutical Inc.;

•	Cubist Pharmaceuticals, Inc.;

•	Incyte Corporation;

•	Jazz Pharmaceuticals plc;

•	Medivation, Inc.;

•	NPS Pharmaceuticals, Inc.;

•	Pharmacyclics, Inc.;

•	Salix Pharmaceuticals, Ltd.;

•	Seattle Genetics, Inc.; and

•	United Therapeutics Corporation.

Although none of the selected companies is directly comparable to InterMune, the companies included were chosen because they are publicly traded companies with operations that, for purposes of analysis, may be considered similar to certain operations of InterMune.

Goldman Sachs calculated the enterprise value ratio to revenue of InterMune, as discussed below, using InterMune’s closing price on August 12, 2014, the offer price, management’s estimate of revenue as reflected in the Forecasts and revenue estimates as of August 21, 2014 obtained from Institutional Brokers’ Estimates System (“IBES”). The multiples and ratios for each of the selected companies were based on market data as of August 21, 2014 and publicly available estimates as of August 21, 2014 obtained from IBES. With respect to InterMune and the selected companies, Goldman Sachs calculated implied enterprise value, which is the fully diluted market value of common equity (calculated on a treasury method basis) plus the indebtedness less cash and short-term investments as provided by management of InterMune and based upon the most recent publicly available information, as applicable, as a multiple of revenue estimated for calendar year 2017. The following table presents the results of this analysis:

	Selected Public Companies				Company (IBES Estimates)				Company (Forecasts)
					As of		Offer Price		As of		Offer Price
	Range		Median		August 12, 2014		$74.00		August 12, 2014		$74.00
Enterprise Value/Revenue Ratio 2017E	2.7x-10.4x	*	5.2x	*	5.6x	*	9.6x	*	5.1x	**	8.7x	**

*	Based on IBES estimates and upon the most recent publicly available information.
**	Using revenue estimates based on the Forecasts and fully diluted market value of common equity (calculated on a treasury method basis) plus the indebtedness less cash and short-term investments as provided by management of InterMune.

Based on its review of the multiples derived from the implied enterprise value relative to revenue and based on its professional judgment and experience, Goldman Sachs applied illustrative multiples ranging from 5.0x to 9.0x to the IBES estimate of revenue for InterMune and management’s estimate of revenue as reflected in the Forecasts, to derive an illustrative range of implied values per Share of $41.30 to $70.00 based on the IBES estimate and $44.51 to $76.20 based on the Forecasts.

Goldman Sachs also calculated the price-to-earnings ratios for the estimated earnings in calendar year 2017 for InterMune and the selected companies. With respect to InterMune, Goldman Sachs calculated the financial multiples and ratios using InterMune’s closing price on August 12, 2014 and the offer price and based upon the Forecasts and the most recent estimates from IBES, as applicable. The following table presents the results of this analysis:

	Selected Public Companies				Company (IBES Estimates)				Company (Forecasts)
					As of		Offer Price		As of		Offer Price
	Range		Median		August 12, 2014		$74.00		August 12, 2014		$74.00
Price/Earnings Ratio 2017E	7.8x-24.5x	*	15.6x	*	22.1x	*	36.0x	*	32.6x	**	53.0x	**

*	Based on IBES estimates.
**	Using earnings estimates based on the Forecasts.

Excludes P/E multiples above 50x.

Based on its review of the multiples derived from the implied price-to-earnings ratios and based on its professional judgment and experience, Goldman Sachs applied illustrative multiples ranging from 14.0x to 20.0x to the IBES estimate of 2017 earnings for InterMune and management’s estimate of 2017 earnings as reflected in the Forecasts, to derive an illustrative range of consideration values per Share of $28.77 to $41.10 based on the IBES estimate and $19.54 to $27.92 based on the Forecasts.

Premia Paid Analysis. Goldman Sachs calculated and analyzed the acquisition premia paid in mergers and acquisitions transactions in the biotechnology industry involving publicly traded targets announced since May 2010 where the consideration paid implied an enterprise value for the target company of between $2 billion and $10 billion. The premia paid in each transaction were calculated relative to (i) the target’s closing share price one day prior to announcement or the last undisturbed share price of the target where relevant and (ii) the target company’s closing share price four weeks prior to announcement or the last undisturbed share price of the target where relevant.

The selected transactions reviewed and analyzed by Goldman Sachs are as follows:

Target	Acquiror	Announced Date
Idenix Pharmaceuticals, Inc.	Merck & Co., Inc.	June 9, 2014
Questcor Pharmaceuticals, Inc.	Mallinckrodt plc	April 7, 2014
Algeta ASA	Bayer AG	December 19, 2013
ViroPharma Inc.	Shire plc	November 11, 2013
Santarus, Inc.	Salix Pharmaceuticals, Ltd.	November 7, 2013
Onyx Pharmaceuticals, Inc.	Amgen Inc.	August 25, 2013
Human Genome Sciences, Inc.	GlaxoSmithKline plc	July 16, 2012
Amylin Pharmaceuticals, Inc.	Bristol-Myers Squibb Company	June 29, 2012
Inhibitex, Inc.	Bristol-Myers Squibb Company	January 7, 2012
Cephalon, Inc.	Teva Pharmaceutical Industries Ltd.	May 2, 2011
Crucell N.V.	Johnson & Johnson	September 17, 2010
Abraxis BioScience, Inc.	Celgene Corporation	June 30, 2010
OSI Pharmaceuticals, Inc.	Astellas Pharma Inc.	May 16, 2010

While none of the selected transactions is directly comparable to the Transaction contemplated by the Merger Agreement, the transactions involved target companies that, for the purposes of analysis, may be considered similar to Intermune.

The following table presents the results of Goldman Sachs’ calculations:

Premia	1-Day	1-Month
High	239%	379%
Mean	77%	85%
Median	55%	62%
Low	17%	30%

Based on its review of the premia paid in the selected transactions and based on its professional judgment and experience, Goldman Sachs applied illustrative premia ranging from 30% to 80% to the closing Share price on August 11, 2014, one day prior to the last trading day prior to press reports concerning rumors of a potential sale of InterMune, to derive an illustrative range of consideration values per Share of $58.12 to $80.48. Goldman Sachs also applied illustrative premia ranging from 40% to 80% to the closing Share price on July 15, 2014, the date four weeks prior to Undisturbed Date, to derive an illustrative range of consideration values per Share of $59.96 to $77.09.

Illustrative Present Value of Future Share Price Analysis. Goldman Sachs performed an illustrative analysis of the implied present value of the future price per Share, using the Forecasts. For purposes of this analysis, Goldman Sachs calculated implied future values per Share as of December 31 of 2017, 2018 and 2019 by applying illustrative price to one year forward earnings per share multiples ranging from 15.0x to 25.0x to estimated fully taxed earnings per Share for 2018, 2019 and 2020 as reflected in the Forecasts and adjusted for net present value of remaining net operating losses and tax credits in each year. Goldman Sachs selected the illustrative price to one year forward earnings per share multiples used for purposes of this analysis based on its review of the one year forward multiples for comparable companies and utilizing its professional judgment and experience. The resulting implied future values per Share were then discounted to present value as of August 21, 2014 using a discount rate of 12.5%, reflecting an estimate of InterMune’s cost of equity. This analysis resulted in an illustrative range of implied present values per Share of $33.04 to $124.23.

Illustrative Discounted Cash Flow Analysis. Goldman Sachs performed a discounted cash flow analysis to determine a range of illustrative present values per Share based on the Forecasts. Goldman Sachs calculated a range of illustrative enterprise values for InterMune by discounting to present value as of September 30, 2014, using discount rates ranging from 11.0% to 14.0%, reflecting an estimate of InterMune’s weighted average cost of capital, (i) estimates of the unlevered free cash flow expected to be generated by InterMune during the last quarter of 2014 and from 2015 through 2026 as reflected in the Forecasts and (ii) a range of illustrative terminal values for InterMune as of December 31, 2026 calculated by Goldman Sachs by applying perpetuity growth rates ranging from 0.0% to 4.0% to the terminal year estimate of InterMune’s unlevered free cash flow based on the Forecasts. Goldman Sachs added to the range of illustrative enterprise values by calculating the amount by which InterMune’s cash and short-term investments as of September 30, 2014, exceeded its indebtedness as of that date, as provided by management of InterMune, to derive a range of illustrative equity values for InterMune. Goldman Sachs divided this range by the number of InterMune’s fully diluted Shares (calculated on a treasury method basis and based on information provided by InterMune’s management) to derive a range of illustrative present values per Share of $63.20 to $114.75.

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman

Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to InterMune or the contemplated Transaction.

Goldman Sachs prepared these analyses for purposes of Goldman Sachs’ providing its opinion to the InterMune Board as to the fairness from a financial point of view to the holders (other than Parent and its affiliates) of the $74.00 in cash per Share to be paid to the holders (other than Parent and its affiliates) of Shares pursuant to the Merger Agreement. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of InterMune, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.

The $74.00 in cash per Share to be paid pursuant to the Merger Agreement was determined through arm’s-length negotiations between InterMune and Parent and was approved by the InterMune Board. Goldman Sachs provided advice to InterMune during these negotiations. Goldman Sachs did not, however, recommend any specific amount of consideration to InterMune or the InterMune Board or that any specific amount of consideration constituted the only appropriate consideration for the contemplated Transaction.

As described above, Goldman Sachs’ opinion to the InterMune Board was one of many factors taken into consideration by the InterMune Board in making its determination to approve the Merger Agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached as Annex A.

Goldman Sachs and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs and its affiliates and employees, and funds or other entities in which they invest or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of InterMune, Parent, any of their respective affiliates and third parties, or any currency or commodity that may be involved in the Transaction contemplated by the Merger Agreement for the accounts of Goldman Sachs and its affiliates and employees and their customers. Goldman Sachs acted as financial advisor to InterMune in connection with, and participated in certain of the negotiations leading to, the Transaction contemplated by the Merger Agreement.

In addition, Goldman Sachs has provided certain financial advisory and/or underwriting services to InterMune and/or its affiliates from time to time for which its Investment Banking Division has received, and may receive, compensation, including having acted as bookrunning manager with respect to a public offering of 15,525,000 shares of common stock of InterMune and a concurrent public offering of InterMune’s 2.50% Convertible Notes due December 2017 (aggregate principal amount $120,750,000) in January 2013; as bookrunning manager with respect to a public offering of 7,475,000 shares of common stock of InterMune in November 2013; and as bookrunning manager with respect to a public offering of 8,625,000 shares of common stock of InterMune in March 2014. During the two year period ended August 22, 2014, the Investment Banking Division of Goldman Sachs has received compensation for financial advisory and/or underwriting services provided to InterMune and/or its affiliates of approximately $13.5 million. During the two year period ended August 22, 2014, Goldman Sachs has not been engaged by Parent or its affiliates to provide financial advisory or underwriting services for which the Investment Banking Division of Goldman Sachs has received compensation. Goldman Sachs may also in the future provide financial advisory and/or underwriting services to InterMune, Parent and their respective affiliates for which Goldman Sachs’ Investment Banking Division may receive compensation.

The InterMune Board selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Transaction. Pursuant to a letter agreement dated June 12, 2014, InterMune engaged Goldman Sachs to act as its financial advisor in connection with, and to participate in certain of the negotiations leading to, the Transaction. Pursuant to the terms of this engagement letter, InterMune has agreed to pay Goldman Sachs a transaction fee of approximately $35.5 million, all of which is payable upon consummation of the Transaction. In addition, InterMune has agreed to reimburse Goldman Sachs for certain of its expenses arising, and to indemnify Goldman Sachs and related persons against certain liabilities that may arise, out of its engagement.

Certain InterMune Forecasts

Important Information Concerning the InterMune Management Forecasts

Other than full-year financial guidance provided to investors which may cover such areas as revenue and operating expenses, among other items, and which it may update from time to time during the relevant year, InterMune does not, as a matter of course, publicly disclose long-term forecasts or internal projections as to future revenues, earnings or other results, due to, among other reasons, the unpredictability of the underlying assumptions and estimates.

However, in connection with the strategic transaction process, InterMune’s management prepared certain unaudited prospective financial information for the years 2014 through 2033 (the “Forecasts”). InterMune’s management provided the Forecasts to the Board in August 2014 for purposes of considering and evaluating Parent’s acquisition proposal, and to Centerview and Goldman Sachs in connection with the rendering of Centerview’s and Goldman Sachs’ fairness opinions to the Board and in performing their related financial analyses, as described above under the heading “—Financial Analyses and Opinions”.

The Forecasts were prepared by InterMune’s management based on assumptions they believed to be aggressive but potentially achievable. The Forecasts, which reflect pirfenidone sales for treatment of IPF, assume pirfenidone sales commencing in the United States in the fourth quarter of 2014. The Forecasts reflect numerous other proprietary estimates and assumptions made by InterMune’s management with respect to, among other things, IPF patient population size, persistency rate, market share, competition, pricing and other relevant factors relating to the commercialization of pirfenidone, as well as how certain of these assumptions may change over time. All of these factors are difficult to predict and many are beyond InterMune’s control. The Forecasts for the years 2027 through 2033 show a decline in prospective revenue and income, which reflects certain assumptions regarding various factors that may affect pirfenidone patent protection and marketing exclusivity, including the introduction of generic, similar or competing products.

Prior to the execution of the Merger Agreement, InterMune provided to Parent and Purchaser, among other things, the prospective total net revenue and operating income information shown in the table under “Forecasts” below for the years 2014 through 2026, plus prospective total net revenue and operating income information for years 2027 through 2032 shown in the table under “Unadjusted Forecasts” (the “Unadjusted Forecasts”). The Unadjusted Forecasts, unlike the 2027 through 2033 prospective information in the Forecasts, did not adjust for the risk to pirfenidone patent protection and marketing exclusivity. Given management’s views regarding such risks and the Board’s extensive experience in the pharmaceutical industry and, in particular, with the challenges in maintaining marketing exclusivity for drugs through regulatory and intellectual property means, the Board did not believe these Unadjusted Forecasts were an appropriate basis for its assessment of value.

The Forecasts

Fiscal Year Ending December 31

(dollars in millions)

	2014E	2015E	2016E	2017E	2018E	2019E	2020E	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E	2033E
Total Net Revenue	$148	$476	$734	$960	$1,306	$1,852	$2,621	$3,097	$3,366	$3,583	$3,767	$3,927	$4,073	$1,222	$917	$687	$516	$387	$290	$217
Operating Income	($288)	($112)	$69	$224	$503	$963	$1,651	$2,080	$2,315	$2,508	$2,637	$2,749	$2,851	$855	$642	$481	$361	$271	$203	$152
Net Income	($300)	($128)	$45	$171	$359	$663	$1,111	$1,396	$1,555	$1,687	$1,777	$1,856	$1,929	$612	$473	$369	$290	$232	$188	$155
Unlevered Free Cash Flow (as calculated by Centerview)(1)	(245)	(75)	120	248	424	713	1,137	1,450	1,623	1,753	1,840	1,914	1,981	901	495	372	279	209	155	113
Unlevered Free Cash Flow (as calculated by Goldman Sachs)(2)	(295)	(155)	24	151	324	603	1,027	1,337	1,511	1,643	1,730	1,805	1,873	—	—	—	—	—	—	—
Stock Based Compensation	(25)	(50)	(52)	(54)	(56)	(59)	(61)	(64)	(66)	(69)	(72)	(75)	(78)	(24)	(18)	(13)	(10)	(7)	(5)	(4)
Pipeline R&D	(25)	(30)	(43)	(66)	(68)	(79)	(76)	(77)	(71)	(64)	(58)	(52)	(46)	(40)	(33)	(27)	(21)	(15)	(9)	(3)

(1)	Unlevered Free Cash Flow was calculated by Centerview using operating income, adding back (a) pipeline R&D expense, (b) depreciation and amortization and (c) stock based compensation, and subtracting (a) taxes, (b) capital expenditures and (c) net changes in working capital, in each case, as provided by Company management.
(2)	Unlevered Free Cash Flow was calculated by Goldman Sachs using operating income, adding back depreciation and amortization, and subtracting (a) taxes, (b) capital expenditures and (c) net changes in working capital, in each case, as provided by Company management.

Unadjusted Forecasts

Fiscal Year Ending December 31

(dollars in millions)

	2027E	2028E	2029E	2030E	2031E	2032E
Total Net Revenue	$4,214	$4,360	$4,523	$4,714	$4,915	$5,128
Operating Income	$2,950	$3,052	$3,166	$3,300	$3,441	$3,590

Other Forward-Looking Information

In anticipation of launch, InterMune’s management had previously prepared various scenarios in December 2013 and in April 2014. These scenarios were prepared prior to the ATS Conference in May 2014, and certain assumptions underlying these scenarios were later updated and refined based on data subsequently collected by InterMune from market research studies and other information later gleaned by InterMune from its experience with its European and Canadian launches. Thus, the Board believes these previously prepared scenarios, which were not shared with Parent or Purchaser, were outdated and not appropriate bases for its assessment of value.

Additional Information Concerning the Forecasts

The summary of the Forecasts is included in this Schedule 14D-9 solely to give InterMune stockholders access to certain financial Forecasts that were made available to the Board, Centerview, Goldman Sachs, Purchaser and Parent and is not being included in this Schedule 14D-9 to influence an InterMune stockholder’s decision whether to tender Shares in the Offer or for any other purpose. The Forecasts were generated solely for internal use and not developed with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial data, published guidelines of the SEC regarding forward-looking statements or GAAP. The Forecasts are forward-looking statements. All of the Forecasts summarized in this section were prepared by the management of InterMune.

No independent registered public accounting firm provided any assistance in preparing the Forecasts. Accordingly, no independent registered public accounting firm has examined, compiled or otherwise performed any procedures with respect to the Forecasts or expressed any opinion or given any other form of assurance with respect thereto, and they assume no responsibility for the information contained in the Forecasts. The Ernst & Young LLP reports included in InterMune’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 relate solely to the historical financial information of InterMune and to an assessment of InterMune’s internal controls over financial reporting. Such reports do not extend to the Forecasts and should not be read to do so.

By including the Forecasts in this Schedule 14D-9, neither InterMune nor any of its representatives has made or makes any representation to any person regarding the information included in the Forecasts or the ultimate performance of InterMune, Parent, the Surviving Corporation or any of their affiliates compared to the information contained in the Forecasts. InterMune has made no representation to Parent or Purchaser, in the Merger Agreement or otherwise, concerning the Forecasts.

The assumptions and estimates underlying the Forecasts, all of which are difficult to predict and many of which are beyond the control of InterMune, may not be realized. There can be no assurance that the underlying assumptions will prove to be accurate or that the forecasted results will be realized, and actual results likely will differ, and may differ materially, from those reflected in the Forecasts, whether or not the Offer and the Merger are completed. Neither InterMune nor any of its affiliates assumes any responsibility to holders of Shares for the accuracy of this information.

In particular, the Forecasts, while presented with numerical specificity necessarily, were based on numerous variables and assumptions that are inherently uncertain. Because the Forecasts cover multiple years, by their nature, they become subject to greater uncertainty with each successive year and are unlikely to anticipate each circumstance that will have an effect on the commercial value of pirfenidone. Important factors that may affect actual results and results in the Forecasts not being achieved include, but are not limited to, the timing of regulatory approval and launch, labeling, market uptake of pirfenidone, availability of third-party reimbursement, impact of competitive products and pricing, the effect of regulatory actions, the effect of global economic conditions, fluctuations in foreign currency exchange rates, the cost and effect of changes in tax and other legislation and other risk factors described in InterMune’s SEC filings, including InterMune’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 and its Quarterly Reports on Form 10-Q for the quarters ended March 31, 2014 and June 30, 2014, and described under the section below entitled “Forward-Looking Statements” therein. The Forecasts also reflect assumptions as to certain business decisions that are subject to change. Modeling and forecasting the future commercialization of drug candidates is, in particular, a highly speculative endeavor.

The pirfenidone Forecasts were developed for InterMune on a standalone basis without giving effect to the Offer and the Merger, and therefore the Forecasts do not give effect to the Offer, the Merger or any changes to InterMune’s operations or strategy that may be implemented after the consummation of the Offer and the Merger, including cost synergies realized as a result of the Offer and the Merger, or to any costs incurred in connection with the Offer and the Merger.

The Forecasts summarized in this section were prepared during the periods described above and have not been updated to reflect any changes after the date they were prepared or any actual results of operations of InterMune since December 31, 2013. The Company undertakes no obligation, except as required by law, to update or otherwise revise the Forecasts to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error or to not be appropriate, or to reflect changes in general economic or industry conditions.

In light of the foregoing factors and the uncertainties inherent in the Forecasts, readers of this Schedule 14D-9 are cautioned not to place undue, if any, reliance on the Forecasts.

ITEM 5. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

InterMune has retained Goldman Sachs and Centerview as its financial advisors in connection with the evaluation and negotiation of potential strategic transactions, including the Transaction and, in connection with such engagement, Goldman Sachs provided the opinion described in “Item 4. The Solicitation or Recommendation—Financial Analyses and Opinions—Opinion of Goldman Sachs,” which is filed as Annex A hereto and is incorporated herein by reference, and Centerview provided the opinion described in “Item 4. The Solicitation or Recommendation—Financial Analyses and Opinions—Opinion of Centerview,” which is filed as Annex B hereto and is incorporated herein by reference.

Pursuant to a letter agreement dated June 12, 2014, InterMune engaged Goldman Sachs to act as its financial advisor in connection with, among other things, reviewing and negotiating potential proposals for business combination transactions. Under the terms of the letter agreement, InterMune has agreed to pay Goldman Sachs a fee of approximately $35.5 million for its services in connection with the Transaction. In addition, under the letter agreement, InterMune has agreed to reimburse Goldman Sachs for its reasonable expenses, including reasonable expenses of Goldman Sachs’ attorneys, so long as such expenses do not exceed $250,000 without the prior consent of InterMune (not to be unreasonably withheld), and to indemnify Goldman Sachs and affiliates from losses related to or arising out of services furnished pursuant to the engagement.

Pursuant to a letter agreement dated June 23, 2014, InterMune engaged Centerview to act as its financial advisor in connection with a review of strategic alternatives, including third-party proposals for business combination transactions. In connection with Centerview’s services as a financial advisor to the InterMune

Board, InterMune has agreed to pay Centerview an aggregate fee of approximately $35.5 million, $2 million of which is payable upon the rendering of its opinion and the remainder of which is contingent upon consummation of the Transaction. In addition, Centerview will receive a fee in the event that the Merger Agreement is terminated or the Transaction is not consummated and InterMune receives a termination fee in connection therewith. Additionally, InterMune has agreed to reimburse certain of Centerview’s expenses arising, and to indemnify Centerview against certain liabilities that may arise, out of Centerview’s engagement.

Except as set forth above, neither InterMune nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of InterMune on its behalf with respect to the Offer.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

Securities Transactions

No transactions with respect to shares of InterMune Common Stock have been effected by InterMune or, to InterMune’s knowledge after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the 60 days prior to the date of this Schedule 14D-9, except as set forth below:

Name of Person	Transaction Date	Number of Shares	Sale or Exercise Price per Share (If Applicable)	Nature of Transaction
Jonathan A. Leff	07/15/2014	35,000	$12.35	Shares acquired pursuant to exercise of stock options
Jonathan A. Leff	07/15/2014	35,000	$43.0774	Sale effected pursuant to Rule 10b5-1 trading plan
Paul D. Arata	07/17/2014	2,382	$41.0002	Sale of restricted stock award grant pursuant to pre-existing order
Daniel G. Welch	08/05/2014	125,100	$8.73	Shares acquired pursuant to exercise of stock options
Daniel G. Welch	08/05/2014	21,025	$10.10	Shares acquired pursuant to exercise of stock options
Daniel G. Welch	08/05/2014	146,125	$44.9525	Sale effected pursuant to Rule 10b5-1 trading plan
Daniel G. Welch	08/07/2014	24,900	$8.73	Shares acquired pursuant to exercise of stock options
Daniel G. Welch	08/07/2014	24,900	$45.1732	Sale effected pursuant to Rule 10b5-1 trading plan
John Hodgman	08/11/2014	4,724	$43.0478	Sale effected pursuant to Rule 10b5-1 trading plan
Paul D. Arata	08/13/2014	7,500	$9.99	Shares acquired pursuant to exercise of stock options
Paul D. Arata	08/13/2014	7,500	$50.0000	Sale effected pursuant to Rule 10b5-1 trading plan
Sean P. Nolan	08/13/2014	17,000	$9.29	Shares acquired pursuant to exercise of stock options
Sean P. Nolan	08/13/2014	17,000	$50.0000	Sale effected pursuant to Rule 10b5-1 trading plan
Giacomo di Nepi	08/15/2014	10,000	$13.56	Shares acquired pursuant to exercise of stock options
Giacomo di Nepi	08/15/2014	10,000	$51.2752	Sale effected pursuant to Rule 10b5-1 trading plan
Giacomo di Nepi	08/21/2014	15,000	$13.56	Shares acquired pursuant to exercise of stock options
Giacomo di Nepi	08/21/2014	13,125	$9.99	Shares acquired pursuant to exercise of stock options
Giacomo di Nepi	08/21/2014	12,187	$10.10	Shares acquired pursuant to exercise of stock options
Giacomo di Nepi	08/21/2014	5,000	$39.46	Shares acquired pursuant to exercise of stock options

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

Subject Company Negotiations

Except as otherwise set forth in this Schedule 14D-9 (including in the exhibits to this Schedule 14D-9) or as incorporated in this Schedule 14D-9 by reference, InterMune is not currently undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in, (i) a tender offer for, or other acquisition of, Shares by InterMune, any of its subsidiaries or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving InterMune or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of InterMune or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization, of InterMune.

Except as described above or otherwise set forth in this Schedule 14D-9 (including in the exhibits to this Schedule 14D-9) or as incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of the Board, agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in the preceding paragraph.

ITEM 8. ADDITIONAL INFORMATION

The information set forth under “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of InterMune—Golden Parachute Compensation”, as it relates to InterMune’s named executive officers and to the extent required by Item 402(t) of Regulation S-K, is incorporated herein by reference.

Regulatory Approvals

U.S. Antitrust

Under the HSR Act and the rules that have been promulgated thereunder, certain acquisition transactions may not be consummated unless Premerger Notification and Report Forms have been filed with the Federal Trade Commission (the “FTC”) and the Antitrust Division of the United States Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer and the Merger is subject to such requirements.

Each of Parent and InterMune currently expect to file a Premerger Notification and Report Form under the HSR Act with respect to the Offer and the Merger with the Antitrust Division and the FTC on or around September 2, 2014. The waiting period applicable to the purchase of Shares pursuant to the Offer will expire at 11:59 p.m., New York City time, 15 calendar days after Parent makes such filing, but the period may be shortened if the FTC or the Antitrust Division, as applicable, grants “early termination” of the waiting period, or it may be lengthened if Parent voluntarily withdraws and refiles its Premerger Notification and Report Form in order to restart the 15-day waiting period, or if the reviewing agency issues a formal request for additional information and documentary material. If such a request is made, the waiting period will be extended until 11:59 p.m., New York City time, ten calendar days after substantial compliance with such request. Thereafter, such waiting period can be extended only by court order or agreement of Parent, InterMune, Purchaser and the Antitrust Division or the FTC, as applicable.

German Antitrust Laws

Under the German Act Against Restraints of Competition, unless early clearance of the transaction is granted, the purchase of Shares in the Offer may not be completed until a one month waiting period following the Federal Cartel Office’s (“FCO’s”) receipt of a complete filing by Parent (or, in case of a joint filing, by Parent and InterMune) expires without the FCO deciding to commence an in-depth investigation (Hauptprüfverfahren). In the event of an in-depth investigation, the acquisition of Shares pursuant to the Offer may be consummated if the FCO approves the transaction or a waiting period of four months from submission of a complete notification to the FCO has expired without an extension of the four month period or the FCO informing the notifying party or parties that the transaction is prohibited.

Parent has filed a pre-merger notification on August 25, 2014 with the FCO. The statutory waiting period with respect to the acquisition of Shares will expire at 11:59 p.m., CET, on September 25, 2014 unless early clearance is granted or the FCO has entered into an in-depth investigation prior to that time. Alternatively, Parent may decide to consummate in accordance with Sec. 4(1a) ARC and agrees in such case not to exercise the voting rights attached to the Shares until clearance is granted or the required waiting period has expired.

Austrian Antitrust Laws

Under the Austrian Cartel Act, unless early clearance of the transaction is granted, the purchase of the Shares in the Offer may not be completed until the expiration of a four-week waiting period following the Federal Competition Authority’s (“FCA’s”) receipt of a pre-merger notification by Parent (or, in case of a joint filing, by Parent and InterMune) without either of the Official Parties (Amtsparteien), i.e. the FCA and the Federal Cartel Prosecutor (Bundeskartellanwalt; “FCP”) deciding to commence an in-depth investigation. In the event an in-depth examination is requested, the acquisition of Shares pursuant to the Offer may be consummated if the Austrian Cartel Court has resolved (and such decision has become legally binding) that (A) the request for an in-depth investigation is dismissed, (B) the concentration will not be prohibited, or (C) the examination proceedings are discontinued. In the event of an appeal against the decision of the Austrian Cartel Court, the acquisition of Shares pursuant to the Offer may be consummated if the Austrian Supreme Cartel Court has declared that the concentration will not be prohibited or discontinued the examination proceedings.

Parent has filed a pre-merger notification on August 25, 2014 with the FCA. The statutory waiting period with respect to the acquisition of Shares will lapse with the expiration of September 22, 2014, unless early clearance is granted by both Official Parties or at least one of the Official Parties has requested an in-depth investigation prior to that time.

Other Antitrust Approvals

Except as described above, we are not currently aware of any antitrust or merger control statutes or regulations of foreign countries that would require the filing of information with, or the obtaining of the approval of, antitrust or competition authorities therein with respect to the purchase of Shares pursuant to the Offer or the Merger.

Regulatory Review

The Antitrust Division, the FTC, the FCO and the FCA frequently scrutinize the legality of transactions such as the Offer or the Merger under applicable antitrust and competition laws. At any time before or after the consummation of any such transactions, these authorities could take such actions as they deem necessary or desirable, including seeking to enjoin the purchase of Shares pursuant to the Offer or the Merger, divestiture of the Shares so acquired or divestiture of Ultimate Parent’s or InterMune’s assets. In some cases, private parties may also bring legal action under the antitrust laws. There can be no assurance that a challenge to the Offer or the Merger on antitrust or competition grounds will not be made, or if such a challenge is made, what the result will be. If any applicable waiting period has not expired or been terminated or any termination or approval required to consummate the Offer or the Merger has not been obtained, we will not be obligated to accept for payment or pay for any tendered Shares unless and until such approval or termination has been obtained or such applicable waiting period has expired or been terminated. See Section 15—“Conditions to the Offer” of the Offer to Purchase for certain conditions to the Offer, including conditions with respect to certain governmental actions and Section 13—“The Transaction Documents—The Merger Agreement—Termination” of the Offer to Purchase for certain termination rights pursuant to the Merger Agreement with respect to certain governmental actions.

Business Combination Statute

As a Delaware corporation, InterMune is subject to Section 203 of the DGCL that prevents certain “business combinations” with an “interested stockholder” (generally, any person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the time such person became an interested stockholder, unless, among other things, prior to the time the interested stockholder became such, the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became such. Neither Parent nor Purchaser is, nor at any time for the past three years has been, an “interested stockholder” of InterMune as defined in Section 203 of the DGCL. The InterMune Board has taken all action necessary to exempt the Offer, the Merger, the Merger Agreement and the transactions contemplated thereby from the restrictions on business combinations in Section 203 of the DGCL, and such action is effective as of the date of the Merger Agreement.

Stockholder Approval Not Required

If the Offer is consummated, InterMune does not anticipate seeking the approval of InterMune’s remaining stockholders before effecting the Merger. Section 251(h) of the DGCL provides that, subject to certain statutory provisions, if following consummation of a tender offer for stock of a public corporation, the acquiror holds at least the percentage of stock, and of each class or series thereof, of the target corporation that, absent Section 251(h) of the DGCL, would be required to adopt a merger agreement in which the target corporation is a constituent corporation under the DGCL and the target corporation’s certificate of incorporation, and the holders of stock not tendered into the tender offer (other than holders of stock for which appraisal rights have been validly perfected or stock owned by Parent, InterMune or any of their respective wholly owned subsidiaries) receive the same consideration for their stock in the merger as was payable in the tender offer, the acquiror can effect a merger without the vote of the stockholders of the target corporation. The parties have agreed that, subject to the conditions specified in the Merger Agreement, the Merger will become effective as soon as practicable after the consummation of the Offer, without a meeting of InterMune’s stockholders, in accordance with Section 251(h) of the DGCL.

Appraisal Rights

Holders of Shares will not have appraisal rights in connection with the Offer. However, if the Offer is successful and the Merger is consummated, holders of Shares immediately prior to the Merger Effective Time who have not properly tendered their Shares pursuant to the Offer and who have complied with the requirements under Section 262 of the DGCL are entitled to appraisal rights in connection with the Merger.

The following discussion summarizes appraisal rights of stockholders under the DGCL in connection with the Merger and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this Statement as Annex C. All references in Section 262 of the DGCL and in this summary to a “stockholder” are to the record holder of Shares immediately prior to the Merger Effective Time as to which appraisal rights are asserted. A person holding a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights.

Stockholders should carefully review the full text of Section 262 of the DGCL, particularly the procedural steps required to perfect appraisal rights, as well as the information discussed below. Failure to fully and precisely follow the steps required by Section 262 of the DGCL for the perfection of appraisal rights may result in the loss of those rights.

Under the DGCL, if the Merger is completed, holders of Shares immediately prior to the Merger Effective Time and who (i) did not tender such Shares in the Offer; (ii) follow the procedures set forth in Section 262 of the DGCL and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have such Shares appraised by the Delaware Court of Chancery (the “Court of Chancery”) and to receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, as determined by such court. The “fair value” could be greater than, less than or the same as the Offer Price.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, will notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and will include in such notice a copy of Section 262. This Statement constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the following discussion and Annex C carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

Any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

Stockholders who tender Shares in the Offer will not be entitled to exercise appraisal rights with respect thereto but rather will receive an amount in cash equal to the Offer Price.

If a stockholder elects to exercise appraisal rights under Section 262 of the DGCL with respect to any Shares, such stockholder must do all of the following:

•	within the later of the consummation of the Offer, which shall occur on the date on which acceptance and payment for the Shares occurs, and 20 days after the date of mailing of this notice, deliver to InterMune at the address indicated below a written demand for appraisal of such Shares, which demand must reasonably inform InterMune of the identity of the stockholder and that the stockholder intends thereby to demand appraisal of his, her or its Shares;

•	not tender such Shares in the Offer; and

•	continuously hold of record such Shares from the date on which the written demand for appraisal is made through the Effective Time.

If the Merger is consummated pursuant to Section 251(h) of the DGCL, the Surviving Company will deliver an additional notice of the effective date of the Merger to those stockholders of InterMune who delivered a written demand to InterMune pursuant to the first bullet above on or within 10 days after the effective date of the Merger, as required by Section 262(d)(2) of the DGCL. However, only stockholders who have provided notice in accordance with the first bullet above will receive such notice of the effective date. If the Merger is consummated pursuant to Section 251(h) of the DGCL, a failure to deliver a written demand for appraisal in accordance with the time periods specified in the first bullet above (or to take any of the other steps specified in the above bullets) will be deemed to be a waiver or a termination of your appraisal rights.

Written Demand by the Record Holder

All written demands for appraisal should be addressed to InterMune, Inc., 3280 Bayshore Boulevard, Brisbane, CA 94005, attention: Corporate Secretary. The written demand for appraisal must be executed by or for the record holder of Shares, fully and correctly, as such holder’s name appears on the certificate(s) for the Shares owned by such holder. If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

A beneficial owner of Shares held in “street name” who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of the Shares. If Shares are held through a brokerage firm, bank or other nominee who in turn holds the Shares through a central securities depository nominee, such as Cede & Co., a demand for appraisal of such Shares must be made by or on behalf of the depository nominee, and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds Shares through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of the Shares should instruct the nominee holder that the demand for appraisal should be made by the record holder of the Shares, which may be a central securities depository nominee if the Shares have been so deposited.

A record holder, such as a broker, bank, fiduciary, depository or other nominee, who holds Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand must set forth the number of Shares covered by the demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares held in the name of the record owner.

Filing a Petition for Appraisal

Within 120 days after the Merger Effective Time, but not thereafter, the Surviving Company, or any holder of Shares who has complied with Section 262 of the DGCL and is otherwise entitled to appraisal rights under Section 262, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the fair value of the Shares held by all holders who did not tender in the Offer and properly demanded appraisal of such Shares. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. The Company is under no obligation to and has no present intention to file a petition and holders should not assume that the Company will file a petition, or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

Within 120 days after the Merger Effective Time, any holder of Shares who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the Surviving Company a statement setting forth the aggregate number of Shares not tendered into the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within 10 days after a written request therefore has been received by the Surviving Company or within 10 days after the expiration of the period for delivering of demands for appraisal, whichever is later. Notwithstanding the requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a petition for appraisal or request from the Surviving Company the statement described in this paragraph.

Upon the filing of such petition by any such holder of Shares, service of a copy thereof must be made upon the Surviving Company, which will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list (the “Verified List”) containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares have not been reached. Upon the filing of any such petition, the Court of Chancery may order that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Company and all of the stockholders shown on the Verified List. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined by the Court of Chancery. The costs of these notices are borne by the Surviving Company.

After notice to the stockholders as required by the Court of Chancery, the Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Court of Chancery may require the stockholders who demanded payment for their Shares to submit stock certificates held by them, if any, to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any stockholder fails to comply with the direction, the Court of Chancery may dismiss the proceedings as to that stockholder.

Determination of Fair Value

After the Court of Chancery determines which stockholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through the appraisal proceeding, the Court of Chancery will determine the fair value of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Merger Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Merger Effective Time and the date of payment of the judgment.

In determining fair value, the Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the Court of Chancery must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. In Weinberger, the Supreme Court of Delaware also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.” Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion that does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In addition, the Delaware courts have decided that the statutory appraisal remedy, depending on the factual circumstances, may or may not be a dissenter’s exclusive remedy.

Stockholders considering appraisal should be aware that the fair value of their Shares as so determined could be more than, the same as or less than the Offer Price and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262 of the DGCL. Although InterMune believes that the Offer Price is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Court of Chancery, and stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Offer Price. Neither Parent nor the Company anticipates offering more than the Offer Price to any stockholder exercising appraisal rights, and each of Parent and the Company reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Share is less than the Offer Price.

Upon application by the Surviving Company or by any holder of Shares entitled to participate in the appraisal proceeding, the Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any holder of Shares whose name appears on the Verified List and who has submitted such stockholder’s stock certificates, if any, to the Delaware Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights. The Court of Chancery will direct the payment of the fair value of the Shares, together with interest, if any, by the Surviving Company to the stockholders entitled thereto. Payment will be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and in the case of holders of Shares represented by certificates upon the surrender to the Surviving Company of such stockholder’s certificates. The Court of Chancery’s decree may be enforced as other decrees in such Court may be enforced.

If a petition for appraisal is not timely filed, then the right to an appraisal will cease. The costs of the action (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Court of

Chancery and taxed upon the parties as the Court of Chancery deems equitable in the circumstances. Upon application of a stockholder, the Court of Chancery may order all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata against the value of all the Shares entitled to appraisal. In the absence of such an order, each party bears its own expenses.

Any stockholder who has duly demanded and perfected appraisal rights for Shares in compliance with Section 262 of the DGCL will not, after the Merger Effective Time, be entitled to vote his, her or its Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date prior to the Merger Effective Time.

If any stockholder who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal with respect to such Shares, such Shares will be deemed to have been converted at the Merger Effective Time into the right to receive the Offer Price. If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the Merger Effective Time, stockholders’ rights to appraisal shall cease, and all holders of Shares will be entitled to receive the Offer Price. Inasmuch as the Company has no obligation to file such a petition and has no present intention to do so, any holder of Shares who desires such a petition to be filed is advised to file it on a timely basis. In addition, a stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw his, her or its demand for appraisal and accept the Offer Price by delivering to the Company a written withdrawal of such stockholder’s demand for appraisal and acceptance of the terms of the Merger either within 60 days after the Merger Effective Time or thereafter with the written approval of the Company. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery will be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however, that the limitation set forth in this sentence will not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the Offer Price within 60 days after the Merger Effective Time.

If you wish to exercise your appraisal rights with respect to any Shares, you must not tender such Shares in the Offer and must strictly comply with the procedures set forth in Section 262 of the DGCL. If you tender your Shares in the Offer or fail to take any required step in connection with the exercise of appraisal rights, it will result in the termination or waiver of your appraisal rights.

The foregoing summary of the rights of InterMune’s stockholders to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by the stockholders of InterMune desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex C to this Statement.

Litigation

InterMune and its directors have been named as defendants in a purported stockholder class action lawsuit filed in the Superior Court of California, San Mateo County: Kimberly Walters v. InterMune, Inc.et al., CIV 530186, filed on August 28, 2014. The case is a putative class action brought by purported stockholders of InterMune alleging, among other things, that InterMune’s directors breached their fiduciary duties to InterMune’s stockholders by approving the Merger Agreement, and that InterMune, Parent and Purchaser aided and abetted these alleged breaches of fiduciary duty. The complaint seeks, among other things, an order enjoining the proposed transaction. The foregoing description does not purport to be complete and is qualified in its entirety by reference to the complaint, which is filed as Exhibit (a)(5)(xii) to the Schedule TO and is incorporated herein by reference.

Forward-Looking Statements

Some of the statements contained in this solicitation/recommendation statement are forward-looking statements, including statements regarding the expected consummation of the acquisition, which involves a number of risks and uncertainties, including the satisfaction of closing conditions for the acquisition, such as regulatory approval for the transaction, the tender of a majority of the outstanding shares of common stock of the Company, the possibility that the transaction will not be completed and other risks and uncertainties discussed in the Company’s public filings with the SEC, including the “Risk Factors” section of the Company’s annual report on Form 10-K for the year ended December 31, 2013 and subsequent quarterly reports on Form 10-Q, as well as the tender offer documents to be filed by Klee Acquisition Corporation. These statements are based on current expectations, assumptions, estimates and projections, and involve known and unknown risks, uncertainties and other factors that may cause results, levels of activity, performance or achievements to be materially different from any future statements. These statements are generally identified by words or phrases such as “believe”, “anticipate”, “expect”, “intend”, “plan”, “will”, “may”, “should”, “estimate”, “predict”, “potential”, “continue” or the negative of such terms or other similar expressions. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results and the timing of events may differ materially from the results and/or timing discussed in the forward-looking statements, and you should not place undue reliance on these statements. The Company disclaims any intent or obligation to update any forward-looking statements as a result of developments occurring after the period covered by this report or otherwise.

ITEM 9. EXHIBITS

The following Exhibits are filed herewith or incorporated herein by reference:

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated August 29, 2014 (incorporated by reference to Exhibit (a)(1)(i) to the Tender Offer Statement on Schedule TO filed by Roche Holdings, Inc. and Klee Acquisition Corporation on August 29, 2014 (the “Schedule TO”)).

(a)(1)(B)	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO).

(a)(1)(C)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(iii) to the Schedule TO).

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(iv) to the Schedule TO).

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(v) to the Schedule TO).

(a)(5)(i)	Summary Advertisement as published in the Wall Street Journal on August 29, 2014 (incorporated by reference to Exhibit (a)(1)(vi) to the Schedule TO).

(a)(5)(ii)	Joint Press Release issued by Roche Holdings, Inc. and InterMune, Inc. on August 24, 2014 (incorporated by reference to Exhibit 99.1 to InterMune Inc.’s 8-K filed on August 25, 2014).

(a)(5)(iii)	Presentation used for InterMune’s E.U. employee town hall on August 25, 2014 (incorporated by reference to Exhibit 99.1 to InterMune Inc’s Schedule 14D-9-C filed on August 25, 2014).

(a)(5)(iv)	Presentation used for InterMune’s U.S. employee town hall on August 25, 2014 (incorporated by reference to Exhibit 99.2 to InterMune Inc.’s Schedule 14D-9-C filed on August 25, 2014).

(a)(5)(v)	Opinion of Goldman, Sachs & Co., dated as of August 22, 2014 (included as Annex A to this Schedule 14D-9).

(a)(5)(vi)	Opinion of Centerview Partners LLP, dated as of August 22, 2014 (included as Annex B to this Schedule 14D-9).

(e)(1)	Agreement and Plan of Merger, dated as of August 22, 2014, among InterMune, Inc., Roche Holdings, Inc. and Klee Acquisition Corporation (incorporated by reference to Exhibit 2.1 to InterMune Inc.’s 8-K filed on August 25, 2014).

(e)(2)	Confidentiality Agreement, dated as of August 6, 2014, by and between Roche Holdings, Inc. and InterMune, Inc. (incorporated by reference to Exhibit (d)(2) to the Schedule TO).

(g)	Not applicable.

Annex A—Goldman, Sachs & Co. Opinion Letter, dated August 22, 2014.

Annex B—Centerview Partners LLP Opinion Letter, dated August 22, 2014.

Annex C—Delaware Appraisal Rights Statute (Section 262 of the DGCL).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

INTERMUNE, INC.

By:	/s/ Andrew K.W. Powell
Name: Andrew K.W. Powell Title: Executive Vice President, General Counsel & Secretary

Dated: August 29, 2014

ANNEX A

[Letterhead of Goldman, Sachs & Co.]

PERSONAL AND CONFIDENTIAL

August 22, 2014

Board of Directors

InterMune, Inc.

3280 Bayshore Boulevard

Brisbane, California 94005

Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders (other than Roche Holdings, Inc. (“Roche”) and its affiliates) of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of InterMune, Inc. (the “Company”) of the $74.00 in cash per Share to be paid to such holders of Shares pursuant to the Agreement and Plan of Merger, dated as of August 22, 2014 (the “Agreement”), by and among Roche, Klee Acquisition Corporation, a wholly owned subsidiary of Roche (“Acquisition Sub”), and the Company. The Agreement provides for a tender offer for all of the Shares (the “Tender Offer”) pursuant to which Acquisition Sub will pay $74.00 in cash per Share for each Share accepted. The Agreement further provides that, following completion of the Tender Offer, Acquisition Sub will be merged with and into the Company (the “Merger”) and each outstanding Share (other than Shares already owned by Roche or its subsidiaries and Shares held by stockholders who properly demanded appraisal of such Shares) will be converted into the right to be paid $74.00 in cash.

Goldman, Sachs & Co. and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman, Sachs & Co. and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, Roche, any of their respective affiliates and third parties or any currency or commodity that may be involved in the transaction contemplated by the Agreement (the “Transaction”) We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the Transaction. We expect to receive fees for our services in connection with the Transaction, all of which are contingent upon consummation of the Transaction, and the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. We have provided certain financial advisory and/or underwriting services to the Company and/or its affiliates from time to time for which our Investment Banking Division has received, and may receive, compensation, including having acted as bookrunning manager with respect to a public offering of 15,525,000 shares of common stock of the Company and a concurrent public offering of the Company’s 2.50% Convertible Notes due December 2017 (aggregate principal amount $120,750,000) in January 2013; as bookrunning manager with respect to a public offering of 7,475,000 shares of common stock of the Company in November 2013; and as bookrunning manager with respect to a public offering of 8,625,000 shares of common stock of the Company in March 2014. We may also in the future provide financial advisory and/or underwriting services to the Company, Roche and their respective affiliates for which our Investment Banking Division may receive compensation.

In connection with this opinion, we have reviewed, among other things, the Agreement; annual reports to stockholders and Annual Reports on Form 10-K of the Company for the five years ended December 31, 2013; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; certain other communications from the Company to its stockholders; certain publicly available research analyst reports for the

Board of Directors

InterMune, Inc.

August 22, 2014

Company; and certain internal financial analyses and forecasts for the Company prepared by its management, as approved for our use by the Company (the “Forecasts”). We have also held discussions with members of the senior management of the Company regarding their assessment of the past and current business operations, financial condition and future prospects of the Company; reviewed the reported price and trading activity for the Shares; compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the biotechnology industry and in other industries; and performed such other studies and analyses, and considered such other factors, as we deemed appropriate.

For purposes of rendering this opinion, we have, with your consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, us, without assuming any responsibility for independent verification thereof. In that regard, we have assumed with your consent that the Forecasts have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. We have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company or any of its subsidiaries and we have not been furnished with any such evaluation or appraisal. We have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the expected benefits of the Transaction in any way meaningful to our analysis. We have assumed that the Transaction will be consummated on the terms set forth in the Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to our analysis.

Our opinion does not address the underlying business decision of the Company to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. We were not requested to solicit, and did not solicit, interest from other parties with respect to an acquisition of, or other business combination with, the Company or any other alternative transaction. This opinion addresses only the fairness from a financial point of view to the holders (other than Roche and its affiliates) of Shares, as of the date hereof, of the $74.00 in cash per Share to be paid to such holders pursuant to the Agreement. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement or Transaction or any term or aspect of any other agreement or instrument contemplated by the Agreement or entered into or amended in connection with the Transaction, including, the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons, in connection with the Transaction, whether relative to the $74.00 in cash per Share to be paid to the holders (other than Roche and its affiliates) of Shares pursuant to the Agreement or otherwise. We are not expressing any opinion as to the impact of the Transaction on the solvency or viability of the Company or Roche or the ability of the Company or Roche to pay their respective obligations when they come due. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Tender Offer or how any holder of Shares should vote with respect to the Merger or any other matter. This opinion has been approved by a fairness committee of Goldman, Sachs & Co.

Board of Directors

InterMune, Inc.

August 22, 2014

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the $74.00 in cash per Share to be paid to the holders (other than Roche and its affiliates) of Shares pursuant to the Agreement is fair from a financial point of view to such holders.

Very truly yours,

/s/ GOLDMAN, SACHS & CO.
(GOLDMAN, SACHS & CO.)

ANNEX B

Centerview Partners LLC

31 West 52nd Street

New York, NY 10019

August 22, 2014

The Board of Directors

InterMune, Inc.

3280 Bayshore Boulevard

Brisbane, California 94005

The Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the outstanding shares of common stock, par value $0.001 per share (the “Shares”) (other than Excluded Shares, as defined below), of InterMune, Inc., a Delaware corporation (the “Company”), of the $74.00 per Share in cash, without interest, proposed to be paid to such holders pursuant to the Agreement and Plan of Merger proposed to be entered into (the “Agreement”) among Roche Holdings, Inc., a Delaware corporation (“Parent”), Klee Acquisition Corporation, a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), and the Company. The Agreement provides (i) for Merger Sub to commence a tender offer to purchase all of the Shares (the “Tender Offer”) at a price of $74.00 per Share, net to the seller in cash without interest, for each Share accepted and (ii) that, following completion of the Tender Offer, Merger Sub will be merged with and into the Company (the “Merger” and, collectively with the Tender Offer and the other transactions contemplated by the Agreement, the “Transaction”), as a result of which the Company will become a wholly owned subsidiary of Parent and each issued and outstanding Share immediately prior to the effective time of the Merger (other than (i) Shares held by the Company, Parent, Merger Sub or any subsidiary of Parent or the Company; and (ii) Shares held by persons who are entitled to demand and properly demand an appraisal of such Shares (the Shares referred to in clauses (i) and (ii), together with any Shares held by any affiliate of Parent, “Excluded Shares”)) will be converted into the right to receive $74.00 per Share in cash, without interest, (the per Share consideration to be paid in the Tender Offer and the Merger, the “Consideration”). The terms and conditions of the Transaction are more fully set forth in the Agreement.

We have acted as financial advisor to the Board of Directors of the Company in connection with the Transaction. We will receive a fee for our services in connection with the Transaction, a portion of which is payable upon the rendering of this opinion and a portion of which is contingent upon the consummation of the Transaction. In addition, we will receive a fee in the event that the Agreement is terminated or the Transaction is not consummated and the Company receives a termination fee in connection therewith. Additionally, the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement.

We are a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the past two years, we have not provided any investment banking or other services to the Company, Parent or Merger Sub for which we have received any compensation. We may provide investment banking and other services to or with respect to the

The Board of Directors

InterMune, Inc.

August 22, 2014

Company or Parent or their respective affiliates in the future, for which we may receive compensation. Certain (i) of our and our affiliates’ directors, officers, members and employees, or family members of such persons, (ii) of our affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, the Company, Parent, or any of their respective affiliates, or any other party that may be involved in the Transaction.

In connection with this opinion, we have reviewed, among other things: (i) a draft of the Agreement dated August 22, 2014 (the “Draft Agreement”); (ii) Annual Reports on Form 10-K of the Company for the years ended December 31, 2013, December 31, 2012, and December 31, 2011; (iii) certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; (iv) certain publicly available research analyst reports for the Company; (v) certain other communications from the Company to its stockholders; and (vi) certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of the Company, including certain financial forecasts, analyses and projections relating to the Company prepared by management of the Company and furnished to us by the Company for purposes of our analysis (the “Forecasts”) (collectively, the “Internal Data”). We have also conducted discussions with members of the senior management and representatives of the Company regarding their assessment of the Internal Data. In addition, we reviewed publicly available financial and stock market data, including valuation multiples, for the Company and compared that data with similar data for certain other companies, the securities of which are publicly traded, in lines of business that we deemed relevant. We also compared certain of the proposed financial terms of the Transaction with the financial terms, to the extent publicly available, of certain other transactions that we deemed relevant and conducted such other financial studies and analyses and took into account such other information as we deemed appropriate.

We have assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by us for purposes of this opinion and have, with your consent, relied upon such information as being complete and accurate. In that regard, we have assumed, at your direction, that the Internal Data (including, without limitation, the Forecasts) has been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby and we have relied, at your direction, on the Internal Data for purposes of our analysis and this opinion. We express no view or opinion as to the Internal Data or the assumptions on which it is based. In addition, at your direction, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of the Company, nor have we been furnished with any such evaluation or appraisal, and we have not been asked to conduct, and did not conduct, a physical inspection of the properties or assets of the Company. We have assumed, at your direction, that the final executed Agreement will not differ in any respect material to our analysis or this opinion from the Draft Agreement reviewed by us. We have also assumed, at your direction, that the Transaction will be consummated on the terms set forth in the Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to our analysis or this opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to our analysis or this opinion. We have not evaluated and do not express any opinion as to the solvency or fair value of the Company, or the ability of the Company to pay its obligations when they come due, or as to the impact of the Transaction on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We are not legal, regulatory, tax or accounting advisors, and we express no opinion as to any legal, regulatory, tax or accounting matters.

The Board of Directors

InterMune, Inc.

August 22, 2014

We express no view as to, and our opinion does not address, the Company’s underlying business decision to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to the Company or in which the Company might engage. We were not authorized to, and we did not, solicit indications of interest from third parties regarding a potential transaction with the Company. This opinion is limited to and addresses only the fairness, from a financial point of view, as of the date hereof, to the holders of the Shares (other than Excluded Shares) of the Consideration to be paid to such holders pursuant to the Agreement. We have not been asked to, nor do we express any view on, and our opinion does not address, any other term or aspect of the Agreement or the Transaction, including, without limitation, the structure or form of the Transaction, or any other agreements or arrangements contemplated by the Agreement or entered into in connection with or otherwise contemplated by the Transaction, including, without limitation, the fairness of the Transaction or any other term or aspect of the Transaction to, or any consideration to be received in connection therewith by, or the impact of the Transaction on, the holders of any other class of securities, creditors or other constituencies of the Company or any other party. In addition, we express no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of the Company or any party, or class of such persons in connection with the Transaction, whether relative to the Consideration to be paid to the holders of the Shares (other than Excluded Shares) pursuant to the Agreement or otherwise. Our opinion is necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof, and we do not have any obligation or responsibility to update, revise or reaffirm this opinion based on circumstances, developments or events occurring after the date hereof. Our opinion does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the Tender Offer, or how such stockholder or other person should vote with respect to the Merger or otherwise act with respect to the Transaction or any other matter.

Our financial advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction. The issuance of this opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, we are of the opinion, as of the date hereof, that the Consideration to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

/s/ CENTERVIEW PARTNERS LLC

CENTERVIEW PARTNERS LLC

ANNEX C

SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

§ 262. Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation”, and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation”.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

C-4